3.

06014858

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Uralsvyazinform

*CURRENT ADDRESS

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4545 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/5/06

82-4545

ERNST & YOUNG

Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

ООО «Эрнст энд Янг»
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (495) 705-9700
7 (495) 755-9700
Факс: 7 (495) 755-9701
ОКПО: 59002827

AR/S
12-31-05

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "Uralsvyazinform"

We have audited the accompanying consolidated balance sheet of OJSC "Uralsvyazinform" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2005 and 2004 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years presented and (ii) the deferred tax balances as of December 31, 2005 and 2004 and deferred tax expense for the years presented.

In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in the paragraph above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "Uralsvyazinform" as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

June16, 2006 Ernst & Young LLC

Open Joint Stock Company "Uralsvyazinform"

Consolidated Financial Statements

For the year ended December 31, 2005
with Independent Auditor's Report

OJSC “Uralsvyazinform”

Consolidated Financial Statements

For the year ended December 31, 2005

Contents

Independent Auditors’ Report 1

Consolidated Financial Statements

Consolidated Balance Sheet 2
Consolidated Income Statement 3
Consolidated Statement of Cash Flows 4
Consolidated Statement of Changes in Equity 5
Notes to Consolidated Financial Statements 6

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "Uralsvyazinform"

We have audited the accompanying consolidated balance sheet of OJSC "Uralsvyazinform" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2005 and 2004 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years presented and (ii) the deferred tax balances as of December 31, 2005 and 2004 and deferred tax expense for the years presented.

In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in the paragraph above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "Uralsvyazinform" as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

16 June, 2006

OJSC "Uralsvyazinform"

Consolidated Balance Sheet

For the year ended December 31, 2005

(in thousand roubles)

	Notes	2005	2004
ASSETS			
Non-current assets			
Property, plant and equipment	5	**45,322,606**	38,521,933
Intangible assets and goodwill	6	**1,745,317**	1,374,782
Investments in associates	8	**417,056**	411,976
Long-term investments	9	**41,084**	93,429
Long-term accounts receivable and other financial assets	10	**386.808**	312.385
Long-term advances given	11	**449,785**	756,745
Total non-current assets		**48,362,656**	41,471,250
Current assets			
Inventories	12	**740,252**	1,065,446
Accounts receivable	13	**1,813,575**	1,781,126
Short-term investments	9	**289**	67,909
Prepaid income tax		**103,044**	115,876
Other current assets	14	**2,784,411**	2,627,567
Cash and cash equivalents	15	**487,473**	789,949
Total current assets		**5,929,044**	6,447,873
TOTAL ASSETS		**54,291,700**	47,919,123
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	**4,816,167**	4,816,167
Unrealized gain on available-for-sale investments		**1,479**	-
Treasury stock		**-**	(1,117)
Retained earnings		**16,643,616**	14,994,157
Total equity attributable to equity holders of the parent		**21,461,262**	19,809,207
Minority interest		**11,317**	3,128
Total equity		**21,472,579**	19,812,335
Non-current liabilities			
Long-term borrowings	18	**14,664,764**	11,564,620
Long-term finance lease obligations	19	**1,479,877**	1,410,512
Pension liabilities	22	**824,929**	597,874
Deferred revenue		**87,101**	90,547
Deferred income tax liability	27	**2,897,225**	2,509,797
Other non-current liabilities		**255,970**	237,428
Total non-current liabilities		**20,209,866**	16,410,778
Current liabilities			
Accounts payable, accrued expenses and advances received	20	**3,413,550**	3,449,796
Payables to Rostelecom		**153,388**	387,014
Income tax payable		**4,093**	123,868
Other taxes payable	21	**993,831**	865,817
Dividends payable		**29,280**	4,687
Short-term borrowings	18	**1,817,077**	3,483,343
Current portion of long-term borrowings	18	**5,411,797**	2,865,840
Current portion of long-term finance lease obligations	19	**786,239**	515,645
Total current liabilities		**12,609,255**	11,696,010
Total liabilities		**32,819,121**	28,106,788
TOTAL EQUITY AND LIABILITIES		**54,291,700**	47,919,123

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"

Consolidated Income Statement

For the year ended December 31, 2005

(in thousand roubles, except per share amounts)

	Notes	2005	2004
Revenues	23	**31,709,872**	26,902,016
Wages, salaries, other benefits and payroll taxes		**(8,769,887)**	(7,617,706)
Depreciation and amortization	5,6	**(3,919,072)**	(3,292,425)
Materials, repairs and maintenance, utilities		**(2,530,017)**	(2,034,742)
Taxes other than income tax		**(756,252)**	(646,983)
Interconnection charges		**(4,612,739)**	(4,159,785)
Provision for impairment of receivables	13	**61,002**	(328,219)
Loss on disposal of property, plant, and equipment		**(52,865)**	(40,759)
Agency fees		**(1,423,499)**	(731,662)
Lease of premises		**(654,747)**	(428,339)
Advertising		**(476,227)**	(305,177)
Fire insurance and other security services		**(411,375)**	(308,291)
Other operating expenses	24	**(2,686,487)**	(2,280,430)
Operating profit		**5,477,707**	4,727,498
Share of result of associates, net	8	**6,499**	28,589
Interest expense, net	25	**(2,142,884)**	(1,414,956)
Gain (loss) on sale of subsidiaries, associates and other investments	26	**(13,396)**	35,355
Foreign exchange gain, net		**80,229**	24,934
Profit before income tax		**3,408,155**	3,401,420
Income tax expense	27	**(1,066,758)**	(1,156,251)
Profit for the year		**2,341,397**	2,245,169
Attributable to:			
Equity holders of the parent		**2,327,299**	2,253,441
Minority interests		**14,098**	(8,272)
		2,341,397	2,245,169
Earnings per share basic and diluted, for profit for the year attributable to equity holders of the parent	28	**0.058**	0.056

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"

Consolidated Cash Flow Statement

For the year ended December 31, 2005

(in thousand roubles)

	Notes	2005	2004
Cash flows from operating activities:			
Profit before income tax		**3,408,155**	3,401,420
Adjustments for:			
Depreciation and amortization	5,6	**3,919,072**	3,292,425
Loss on disposal of property, plant and equipment		**52,865**	40,759
Provision for impairment of receivables	13	**(61,002)**	328,219
Provision for obsolescence of inventory	12	**148**	(3,556)
Share of result of associates, net	8	**(6,499)**	(28,589)
Loss (gain) on sale of subsidiaries, associates and other investments	26	**13,396**	(35,355)
Interest expense, net	25	**2,142,884**	1,414,956
Foreign exchange gain, net		**(80,229)**	(24,934)
Operating cash flows before working capital changes			
Decrease (increase) in accounts receivable		**193,002**	(746,528)
Increase in other current assets		**(146,504)**	(377,414)
Decrease (increase) in inventories		**331,514**	(176,348)
(Decrease) increase in accounts payable and accrued expenses		**(70,071)**	484,770
Increase in taxes payable other than income tax		**128,014**	225,655
Increase in pension obligations		**227,055**	97,837
Cash flows generated from operations			
Interest paid		**(2,342,756)**	(2,080,834)
Income tax paid		**(893,787)**	(943,452)
Net cash flows from operating activities		**6,815,256**	4,869,031
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(8,112,200)**	(7,281,192)
Purchase of intangible assets		**(47,365)**	(47,817)
Purchase of Oracle E-Business Suite software		**(169,425)**	(643,536)
Purchase of Amdocs Billing software		**(83,559)**	-
Proceeds from sales of property, plant and equipment		**57,199**	81,396
Purchase of shares in subsidiaries and associates, net of cash acquired		**(70,891)**	(252,856)
Disposal of shares in subsidiaries and associates, net of cash disposed		**313**	105,083
(Purchase) proceeds from disposal of investments and other financial assets		**(12,429)**	25,411
Interest received		**84,965**	63,274
Dividends received		**1,244**	871
Net cash flows used in investing activities		**(8,352,148)**	(7,949,366)
Cash flows from financing activities:			
Proceeds from sales of treasury shares		**1,124**	448
Proceeds from borrowings		**8,694,510**	12,999,007
Repayment of borrowings		**(6,776,280)**	(10,694,601)
Proceeds from debt securities issued		**4,000,000**	3,000,000
Repayment of debt securities		**(1,141,461)**	(598,801)
Proceeds from promissory notes		**400,000**	600,000
Repayment of promissory notes		**(470,260)**	(108,932)
Repayment of finance lease obligations		**(408,310)**	(471,381)
Repayment of vendor financing obligations		**(2,467,721)**	(1,053,106)
Proceeds (repayment) from other non-current liabilities		**18,304**	(9,524)
Dividends paid to equity holders of the parent		**(618,432)**	(474,315)
Dividends paid to minority		**(46)**	(1,875)
Net cash flows from financing activities		**1,231,428**	**3,186,920**
Exchange rates effect on cash		**2,988**	(1,444)
Net (decrease) increase in cash and cash equivalents		(302,476)	105,140
Cash and cash equivalents at the beginning of the year		789,949	684,809
Cash and cash equivalents at the end of the year		487,473	789,949

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"

Consolidated Statement of Changes in Equity

For the year ended December 31, 2005

(in thousand roubles)

		Attributable to equity holders of the parent							
		Share capital							
	Notes	Preference shares	Ordinary shares	Treasury shares	Retained earnings	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
Balance at December 31, 2003	2	**940,313**	**3,875,854**	**(5,013)**	**13,318,907**	–	**18,130,061**	**179,455**	**18,309,516**
Profit for the year		–	–	–	2,253,440	–	2,253,440	(8,272)	2,245,168
Dividends to equity holders of parent		–	–	–	(467,796)	–	(467,796)	–	(467,796)
Acquisition of minority interest in existing subsidiaries		–	–	–	(116,545)	–	(116,545)	(92,869)	(209,414)
Disposal of minority interest due to disposal of subsidiaries		–	–	–	–	–	–	(73,311)	(73,311)
Purchase of treasury shares		–	–	(26,988)	–	–	(26,988)	–	(26,988)
Sale of treasury shares		–	–	26,540	6,151	–	32,691	–	32,691
Disposal of treasury shares due to sale of subsidiary		–	–	4,344	–	–	4,344	–	4,344
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	(1,875)	(1,875)
Balance at December 31, 2004	2	**940,313**	**3,875,854**	**(1,117)**	**14,994,157**	–	**19,809,207**	**3,128**	**19,812,335**
Profit for the year		–	–	–	2,327,299	–	2,327,299	14,098	2,341,397
Dividends to equity holders of parent	29	–	–	–	(696,836)	–	(696,836)	–	(696,836)
Unrealized gain on available-for-sale investments		–	–	–	–	1,479	1,479	–	1,479
Minority interests arising from acquisition of subsidiary		–	–	–	–	–	–	1,137	1,137
Disposal of minority interest due to disposal of subsidiaries		–	–	–	–	–	–	(7,000)	(7,000)
Sale of treasury shares		–	–	1,117	8	–	1,125	–	1,125
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	(46)	(46)
Revaluation surplus related to the acquisition of additional shares		–	–	–	18,988	–	18,988	–	18,988
Balance at December 31, 2005		**940,313**	**3,875,854**	–	**16,643,616**	**1,479**	**21,461,262**	**11,317**	**21,472,579**

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"

Notes to Consolidated Financial Statements

For the year ended December 31, 2005

(in thousand roubles)

1. General Information

Authorization of Accounts

The accompanying consolidated financial statements are presented by OJSC "Uralsvyazinform" (hereafter "Uralsvyazinform"), and its subsidiaries (together the "Company"), which are incorporated in accordance with the laws of the Russian Federation. The accompanying consolidated financial statements for the year ended December 31, 2005 were authorized for issue by the General Director and the Chief Accountant of Uralsvyazinform on June 16, 2006.

The Company

The registered office of Uralsvyazinform is in the city of Ekaterinburg (the Russian Federation), Moskovskaya Str., 11.

The Company's principal activity is providing telephone services (including local, domestic long-distance and international long-distance calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of the Urals region of the Russian Federation.

As of December 31, 2005, the Government of the Russian Federation controlled indirectly 51% of the voting share capital of Uralsvyazinform, by virtue of its 75% less one share direct holding in OJSC "Svyazinvest" (hereafter "Svyazinvest"), the parent company of Uralsvyazinform.

The accompanying consolidated financial statements incorporate the results of operations of Uralsvyazinform and its subsidiaries, as detailed in Note 7.

Presentation of Financial Statements

Consolidated financial statements of the Company are prepared on the basis of financial statements of Uralsvyazinform and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Rubles.

Tariff Setting

Tariffs relating to intercity traffic and tariffs for international traffic are regulated by the government.

In 2005 the Company revised its tariffs for telephone services with the aim to reduce the effect of cross-subsidization between domestic long-distance and local services by changing the tariffs for local telephone calls.

(in thousand roubles)

1. General Information (continued)

Tariff Setting (continued)

In general, the Company increased tariffs in 2005 and 2004 on average as follows:

Customer Group	Urban areas, %		Rural areas, %	
	2004	2005	2004	2005
Residential	23	**22**	23	**22**
Corporate	29	**16**	29	**16**

New regulations supporting the implementation of the Federal Law on Communications are effective from January 1, 2006. These regulations affect the principles of provision of fixed line telecommunication services and change licensing requirements of the Company (see also Note 34 on tariffs for telecommunication services).

Liquidity and Financial Resources

As of December 31, 2005, the Company's current liabilities exceeded its current assets by 6,680,211 (December, 31 2004 – 5,248,137). As a result, there may be some doubts about the Company's ability to attract further financing and to pay its debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs. Management expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

Through 2006, the Company anticipates funding from a) cash generated from operations; b) bonds placement in the domestic market; c) financing from domestic and international lending institutions.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”).

These financial statements are prepared of the basis of the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation with adjustments, reclassifications, consolidation entries and intercompany eliminations recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

These financial statements have been presented on a going concern basis, which implies the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of the recorded asset amount of asset or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company were to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Management estimates that the carrying value of all the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed next year.

The Russian economy was considered hyperinflationary until January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in the subsequent periods.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted the following new/revised standards mandatory for financial years beginning on or after January 1, 2005:

- IFRS 2 "Share-Based Payment";
- IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations";
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events after the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";

(in thousand roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

- IAS 17 (revised) "Leases";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 27 (revised) "Consolidated and Separate Financial Statements";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";
- IAS 32 (revised) "Financial Instruments: Presentation and Disclosure";
- IAS 33 (revised) "Earnings per Share";
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement".

The principal effects of these changes in policies are discussed below.

IAS 1 (revised) "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements"

Minority interests in net assets of the Company's subsidiaries are presented within equity, separately from parent shareholders' equity. Previously, minority interests were presented separately from liabilities and equity in the Company's consolidated balance sheet.

IAS 39 "Financial Instruments: Recognition and Measurement" (amended 2004)

The gains and losses on re-measurement of financial assets available-for-sale to fair value are recognized as a separate component of equity. A gain or loss on an available-for-sale financial asset is recognized directly in equity (including reversal of impairment losses for equity instruments), through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest calculated using the effective interest method is recognized in profit or loss.

IFRSs and IFRIC Interpretations Not Yet Effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IAS 19 (amended 2004) "Employee Benefits";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application.

(in thousand roubles)

2. Basis of Presentation of the Financial Statements (continued)

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment and intangible assets as discussed in Notes 5, 6. The determination of impairments of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunication industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the value in use of the Company's property, plant and equipment considers the impact of the new rules and regulations under new provisions of the Federal Law on Communications as discussed in detail in Note 34. As part of this reform, a new price-setting and settlements mechanism among the telecom operators was introduced. Some elements of this mechanism remain unclear and may be subject to additional clarification from the regulators. If this mechanism is changed, this may significantly affect the management's estimates of the future cash flows and operating results and, consequently, the amount of potential impairment of the Company's property, plant and equipment.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

The management also made significant estimates with regard to those financial statements relate to deferred taxation, provision for bad debt reserve and pension liabilities as discussed in Notes 27, 13 and 22.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Goodwill

The Company determines whether goodwill and intangible assets not yet available for use are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was 224,746 (2004 - 210,293) and carrying amount of intangible assets not yet available for use at December 31, 2005 was 661,633 (2004 - 1,190,137). More details are provided in Note 6.

(in thousand roubles)

2. Basis of Presentation of the Financial Statements (continued)

Reclassifications

The Company made the following reclassifications to the 2004 financial statements to conform to the 2005 presentation:

Consolidated balance sheet as at December 31, 2004	As previously reported	Effect of reclassifications	As restated	Description of reclassifications and adjustments
Prepaid income tax	–	115,876	115,876	Reclassification of Prepaid Income Tax from Other Current Assets
Other current assets	2,743,443	(115,876)	2,627,567	Reclassification of Prepaid Income Tax from Other Current Assets
Income tax payable	–	123,868	123,868	Reclassification of Income Tax payable from Other Taxes Payable
Other taxes payable	989,685	(123,868)	865,817	Reclassification of Income Tax payable from Other Taxes Payable
Intangible assets and goodwill	1,454,786	(80,004)	1,374,782	Reclassification of Advances given for Oracle from Intangible assets to Long-term advances given
Long-term advances given	676,741	80,004	756,745	Reclassification of Advances given for Oracle from Intangible assets to Long-term advances given
Consolidated Income statement for 2004				
Agency fees	–	731,662	731,662	Reclassification of Agency fees from Other operating expenses
Lease of premises	–	428,339	428,339	Reclassification of Lease of premises from Other operating expenses
Advertising	–	305,177	305,177	Reclassification of Advertising from Other operating expenses
Fire insurance and other security services	–	308,291	308,291	Reclassification of Fire insurance and other security services from Other operating expenses
Other operating expenses	4,053,899	(1,773,469)	2,280,430	Reclassification of Agency fees, Lease of premises, Fire insurance and other security services and Advertising from Other operating expenses
Share of result of associates, net	(28,276)	(313)	(28,589)	Reclassification from Gain (loss) from sales of subsidiaries, associates and other investments to Share of result of associates, net
Gain (loss) from sales of subsidiaries, associates and other investments	(35,668)	313	(35,355)	Reclassification from Gain (loss) from sales of subsidiaries, associates and other investments to Share of result of associates, net

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Control is power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Financials of all subsidiaries are included in the consolidated financial statements. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between the Company's companies are eliminated; unrealized losses are also eliminated unless a transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The Company accounts for acquisition of subsidiaries using the purchase method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the consolidated income statement.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in subsidiaries

The difference between the cost of additional interest in a subsidiary and the minority interest's share of assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of acquisition of minority interest.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the consolidated income statement, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognized initially, they are measured at fair value plus, in the case of investments not recognized at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments after initial recognition. All purchases and sales of investments are recognized on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period presented the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

3. Summary of Significant Accounting Policies (continued)

3.3 Investments (continued)

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. Reversals of impairment losses in respect of equity instruments are not recognised in the consolidated income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated income statement.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4 Accounting Policies, Changes in Accounting Estimates and Errors

Change in Accounting Policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in Accounting Estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

(in thousand roubles)

3. Summary of Significant Accounting Policies (continued)

3.4 Accounting Policies, Changes in Accounting Estimates and Errors (continued)

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

A prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31 were as follows:

Currency	2005	2004
Russian Roubles per US dollar	**28.78**	27.75
Russian Roubles per Euro	**34.19**	37.81
Russian Roubles per Japanese yen	**0.25**	0.27

3.6. Property, Plant and Equipment

3.6.1 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the consolidated income statement.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.1 Property, Plant and Equipment

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the consolidated income statement as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3.6.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The assets' residual values, useful lives and methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier than the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

The depreciation charge for a period is usually recognized in the consolidated income statement. Sometimes, however, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The validity of the Company's operating licenses is significantly shorter than the useful lives used for the depreciation property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets

3.7.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in subsequent periods.

3.7.2 Licenses

License costs represent either an allocation of the purchase price to licenses acquired in business combinations or the payments made to government organizations to receive the licenses. License costs are capitalized and amortized on a straight-line basis over their expected useful lives from the date operations commenced in the license area.

The Company recognized the cost of GSM licenses at fair value as at transition to the IFRS date.

Following initial recognition, licenses are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets (continued)

3.7.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial yearend. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. The useful life of other intangible assets is approximately ten years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.8 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3. Summary of Significant Accounting Policies (continued)

3.9 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

The Company acted as a lessee under the finance and operating leases.

3.9.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

3.9.2 Operating Leases

Operating lease payments are recognised as an expense in the consolidated income statement on a straight-line basis over the lease term.

3.10 Inventories

Inventories are recorded at the lower of cost and net realizable value. The cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventory may have to be reduced to its realizable value if it has become damaged, is wholly or partly obsolete or if its selling price has declined. The Company analyzed the evidence of these conditions at the end of the period and created a provision for obsolescence.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3. Summary of Significant Accounting Policies (continued)

3.11 Advances Given

Advances given to acquire non-current assets are classified as non-current and considered non-monetary asset. Long-term advances given for operating activities are also classified as non-current asset.

3.12 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or some other financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on the term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or the existence of call options in financial liabilities valid within 12 months after the balance sheet date.

A financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3. Summary of Significant Accounting Policies (continued)

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14 Accounts Receivable and Provision for Impairment of Receivables

Trade receivables are recognized at the original invoice amount less an allowance for any uncollectible amounts. Provision for impairment of receivables is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created on the basis of the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

Provision for impairment is also created for other accounts receivable except advances given on the basis of the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the consolidated income statement.

The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivable is calculated using the effective interest method.

3.15 Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower amount of its carrying value and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are measured in accordance with applicable IFRS standards or interpretations.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

(in thousand roubles)

3. Summary of Significant Accounting Policies (continued)

3.16 Loans Given

The loans given are recognized at the amortized cost, using the effective interest method less provision for impairment or uncollectability. The loans given are presented as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.17 Loans and Borrowings Received

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over maturity.

3.18 Employee Benefits

3.18.1 Unified Social Tax

Under Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by applying a regressive rate (from 17% to 26%) to the annual gross remuneration of each employee. The Company made payments of UST to the three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate to.

3.18.2 Other Pension Plans and Post-Employment Benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

3. Summary of Significant Accounting Policies (continued)

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher amount of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.19 Income Taxes

Tax expense (tax benefit) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities.

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities using the tax rates (and tax laws) that have been enacted or substantively enacted on the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

3. Summary of Significant Accounting Policies (continued)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.20 Shareholders' Equity

3.20.1 Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.20.2 Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at the shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.21 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.22 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

3.22.1 Revenue from Customers

The Company categorizes the revenue sources in fourteen major categories:

1. Long distance calls - domestic;
2. Long distance calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services to national operators;
12. Other telecommunications services;
13. Other revenues.

Long distance calls (domestic and international)

Long distance services depend on time, duration and destination of the call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via fixed telephones and public pay-phones. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Local telephone services depend on the duration of the telephone connection and subscription fee. If fixed payment is applied then revenue depends on the subscription fee only. Customers of the Company use the service via fixed telephones and the service could be accessed by means of pay-phones. The Company recognizes revenues related to the monthly fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts include the amount paid by cash and the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. The Company recognized the fixed assets received at fair value than deferred this revenue within the useful life of the assets received and recognized the income on the same basis that the fixed assets are depreciated.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

Documentary services

Telegraph services include telegram transmissions and other wire line data transmission services. The Company recognizes revenues from documentary services in the period when the services are rendered.

Cellular services

Cellular services include airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues from cellular services in the period when the services are rendered.

Radio and TV broadcasting services

The Company provides Radio and TV broadcasting services through its wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting and TV services in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered based on volume of data and subscription fees.

New services

New services include internet services, ISDN, ADSL, IP-telephony, and intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

The Company rents intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels monthly in the period when the services are rendered.

Services to national operators

Services to national service providers include two different groups.

The first type of services is rendered to the Company's partners for termination of long-distance traffic of its operators-partners in the network of the Company.

The second type of services is rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via the Company's network.

The Company recognizes revenues from services to national operators in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

Other telecommunication services

Other telecommunication services primarily consist of services related to customers adjunction, subscribers registration and rent of direct wires and junction lines. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from the sale of manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.23 Earnings per Share

The Company calculates basic earnings per share for profit or loss attributable to equity holders of the parent entity and profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 28).

3.24 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.25 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with the stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties acts in accordance with the contract and until any of the parties became legally liable to pay or entitled to receive the payment under the terms of the contract.

3. Summary of Significant Accounting Policies (continued)

3.26 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize contingent assets. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.27 Segment Information

The Company operates in two segments: fixed line and mobile telecommunication. Management believes that the Company operates in one geographical segment on the territory of the Urals region of the Russian Federation.

Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the Company as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude financial investments, income tax assets and other assets that relate to the entity as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude such items such as deferred tax liabilities and other liabilities pertaining to the Company as a whole. Capital expenditure comprises additions to property, plant and equipment and intangible assets. Provisions relate only to the charges made against allocated assets.

3.28 Related Party Transactions

A party is related to the Company if:

- directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
- the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
- the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
- the party is a member of the key management personnel of the entity or its parent;
- the party is a close member of the family of any individual referred to in (1) or (4);
- the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
- the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not treated as related party transactions by the Company.

3. Summary of Significant Accounting Policies (continued)

3.29 Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events requiring an entity to adjust the amounts recognized in its financial statements are caused by favorable or unfavorable outcomes of the conditions that existed at the balance sheet date and the change in the management estimates subject to uncertainties which were used for accounting of a number of business activities.

The Company discloses the nature of the event and an estimate of its financial effect, or states that such an estimate cannot be made for each material category of a non-adjusting event after the balance sheet date.

(in thousand roubles)

4. Segment Information

	2005				
	Fixed line	**Mobile**	**Other**	**Intercompany eliminations**	**Total for the Company**
REVENUE					
Sales to third parties	21,881,857	9,062,366	765,649		31,709,872
Inter-segment sales	1,385,269	73,502	490,016	(1,948,787)	–
Total revenue	23,267,126	9,135,868	1,255,665	(1,948,787)	31,709,872
Segment result	8,324,816	1,510,266	350,451	–	10,185,533
Unallocated corporate expenses					(4,707,827)
Operating profit	–	–	–	–	5,477,707
Share of result of associates, net					6,499
Interest expense, net					(2,142,884)
Gain (loss) from sale of subsidiaries, associates and other investments					(13,396)
Foreign exchange gain, net					80,229
Income tax					(1,066,758)
Minority interest					(14,098)
Net profit	–	–	–	–	2,327,299
Assets and Liabilities					
Segment assets	34,208,335	12,263,074	3,596,778	–	50,068,187
Investments in associates					417,056
Unallocated corporate assets					3,806,457
Consolidated total assets	–	–	–	–	54,291,700
Segment liabilities	(6,177,268)	(1,192,299)	(542,133)		(7,911,700)
Unallocated corporate liabilities					(24,907,421)
Consolidated total liabilities	–	–	–	–	(32,819,121)
OTHER INFORMATION					
Capital expenditure	9,463,543	1,575,468	3,614	–	11,042,625
Depreciation and amortization	2,666,367	989,291	263,414	–	3,919,072
Provision for impairment of receivables	(227,389)	167,377	(990)	–	(61,002)
Obsolesence of inventory	148	–	–	–	148

(in thousand roubles)

4. Segment Information (continued)

	2004				
	Fixed line	**Mobile**	**Other**	**Intercompany eliminations**	**Total for the Company**
REVENUE					
Sales to third parties	19,185,986	6,927,620	788,410	–	26,902,016
Inter-segment sales	2,966,657	6,911	66,855	(3,040,423)	–
Total revenue	22,152,643	6,934,531	855,265	(3,040,423)	26,902,016
Segment result	6,639,347	965,697	636,648	–	8,241,692
Unallocated corporate expenses					(3,514,196)
Operating profit	–	–	–	–	4,727,496
Share of result of associates, net					28,589
Interest expense, net					(1,414,956)
Gain (loss) from sale of subsidiaries, associates and other investments					35,355
Foreign exchange gain, net					24,934
Income tax					(1,156,251)
Minority interest					8,272
Net profit	–	–	–	–	2,253,441
Assets and Liabilities					
Segment assets	31,826,905	6,825,291	2,413,999	–	41,066,196
Investments in associates					411,977
Unallocated corporate assets					6,440,950
Consolidated total assets	–	–	–	–	47,919,123
Segment liabilities	(4,969,342)	(2,113,335)	(904,840)	–	(7,987,516)
Unallocated corporate liabilities					(20,119,272)
Consolidated total liabilities	–	–	–	–	(28,106,788)
OTHER INFORMATION					
Capital expenditure	8,798,106	2,662,929	108,250	–	11,569,285
Depreciation and amortization	2,726,210	358,406	207,809	–	3,292,425
Other non-cash expenses (provision for impairment of receivables)	322,925	3,044	2,249	–	328,219
Obsolesence of inventory	(3,556)	–	–	–	(3,556)

(in thousand roubles)

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	**13,408,936**	**16,560,004**	**1,945,555**	**1,988,442**	**33,902,937**
Additions	–	–	10,738,608	–	10,738,608
Disposals	(41,915)	(65,774)	(52,423)	(39,620)	(199,732)
Disposals due to sale of subsidiaries	(18,294)	(177,931)	(9,761)	(18,901)	(224,887)
Transfers	3,732,271	5,112,153	(10,350,672)	1,506,249	–
At December 31, 2004	**17,080,998**	**21,428,452**	**2,271,306**	**3,436,170**	**44,216,926**
Additions			10,645,368		10,645,368
Additions due to acquisition of subsidiaries	45,177	54,550	900	3,229	103,856
Disposals	(164,288)	(301,063)	(16,254)	(215,634)	(697,239)
Disposals due to sale of subsidiaries	(1,944)	–	–	–	(1,944)
Transfers	3,039,475	7,439,495	(12,128,534)	1,649,564	–
At December 31, 2005	**19,999,418**	**28,621,434**	**772,786**	**4,873,329**	**54,266,967**
Accumulated Depreciation					
At December 31, 2003	**(524,037)**	**(1,620,818)**	–	**(428,822)**	**(2,573,677)**
Charge for the year	(814,630)	(1,766,868)	–	(637,982)	(3,219,480)
Disposals	11,757	38,970	–	26,849	77,576
Disposals due to sale of subsidiaries	536	11,044	–	9,009	20,589
At December 31, 2004	**(1,326,374)**	**(3,337,672)**	–	**(1,030,946)**	**(5,694,992)**
Charge for the year	(969,500)	(1,999,177)	–	(868,622)	(3,837,299)
Disposals	128,817	281,873	–	176,484	587,174
Disposals due to sale of subsidiaries	756	–	–	–	756
At December 31, 2005	**(2,166,301)**	**(5,054,976)**	–	**(1,723,084)**	**(8,944,361)**
Net book value as of December 31, 2003	12,884,899	14,939,186	1,945,554	1,559,620	31,329,259
Net book value as of December 31, 2004	**15,754,624**	**18,090,780**	**2,271,306**	**2,405,224**	**38,521,933**
Net book value as of December 31, 2005	**17,833,117**	**23,566,458**	**772,786**	**3,150,245**	**45,322,606**

(in thousand roubles)

5. Property, Plant and Equipment (continued)

The net book value of plant and equipment held under finance leases as of December 31 is presented below:

	2005	2004
Switches and transmission devices	**2,585,277**	2,022,721
Vehicles and other	**555,984**	269,520
Construction in progress and equipment for installation	**3,138**	144,820
Land, buildings and constructions	**173,045**	110,479
Total net book value of plant and equipment held under finance leases	**3,317,444**	2,547,540

Leased assets are pledged as security for the related finance lease obligations (see Note 19).

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2005, comprised 1,532,666 (2004 – 1,145,729) (see Note 16).

The Company capitalized interest to construction in progress in the amount of 267,414 in 2005 (2004 – 447,085). The capitalization rate was 12% in 2005 (2004 – 13%).

Bank borrowings are secured by properties with the carrying value of approximately 10,393,982 as of December 31, 2005 (2004 – 8,283,325) (see Note 18).

Management estimates that the carrying value of all of the Company's property, plant and equipment as of the date of transition to IFRS was broadly comparable to their fair values. However, management has engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. The appraisal is expected to be completed next year.

(in thousand roubles)

6. Intangible Assets

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2003	–	112,437	674,246	68,157	854,840
Additions	–	11,736	733,615	5,322	750,673
Disposals due to sale of subsidiaries	–	–	(4,232)	–	(4,232)
At December 31, 2004	–	**124,173**	**1,403,629**	**73,479**	**1,601,281**
Additions	14,453	5,973	369,658	7,173	397,257
Additions due to acquisition of subsidiaries	–	67,737	–	–	67,737
Disposals	–	–	(32,137)	–	(32,137)
At December 31, 2005	**14,453**	**197,883**	**1,741,150**	**80,652**	**2,034,138**
Accumulated amortization					
At December 31, 2003	–	(43,023)	(99,664)	(11,713)	(154,400)
Charge for the year	–	(12,995)	(53,214)	(6,816)	(73,025)
Disposals due to sale of subsidiaries	–	–	926	–	926
At December 31, 2004	–	**(56,018)**	**(151,952)**	**(18,529)**	**(226,499)**
Charge for the year	–	(19,579)	(59,933)	(2,261)	(81,773)
Disposals	–	–	19,451	–	19,451
At December 31, 2005	–	**(75,597)**	**(192,434)**	**(20,790)**	**(288,821)**
Net book value at December 31, 2003	–	69,414	574,582	56,443	700,441
Net book value at December 31, 2004	–	**68,155**	**1,251,677**	**54,950**	**1,374,782**
Net book value at December 31, 2005	**14,453**	**122,286**	**1,548,716**	**59,862**	**1,745,317**

Oracle E-Business Suite (OEBS)

As of December 31, 2005 software includes the cost of OEBS software with a gross book value of 848,299 (2004 – 641,927), including interest capitalized of 161,243 (2004 – 78,395). In 2004 the Company acquired E-business Suite 2003 Professional with non-exclusive licenses for 83,506 users among other license applications.

The Company started the commercial operation of OEBS non-current assets module, the Release #1.The implementation and installation of the non-current assets module was performed at the branches in Tyumen and Ekaterinburg in December 2005.

OEBS software is expected to be fully implemented by 2008.

The Company will commence amortizing the above software from the date of its implementation, proportionately to the number of licenses used, over the useful life of the licenses for 10 years.

(in thousand roubles)

6. Intangible Assets (continued)

Amdocs Billing Suite

As of December 31, 2005 software also includes Amdocs Billing Suite software with a gross book value of 643,744 (2004 – 548,210), including capitalized discount from promissory notes in the amount of 30,693 (2004 – nil). The capitalization rate in 2005 was 6%. This software was purchased for the purpose of implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to be completed within 4-5 years.

Amdocs Billing Suite software was supplied by LLC IBM Eastern Europe/Asia in December 2004, in exchange for zero coupon 18 promissory notes for the total amount of 677,581. As of June 1, 2006 the Company fully repaid the promissory notes issued.

The Company will start amortizing Amdocs from the date of software implementation.

Impairment Testing of Goodwill

Goodwill acquired through the acquisition of CJSC "Telephone Company Ural" (hereafter – CJSC "TC Ural") has been allocated to this cash-generating unit for impairment testing. Carrying amount of goodwill allocated to CJSC "TC Ural" comprised 14,453 at December, 31 2005 (see Note 7).

The recoverable amount of CJSC "TC Ural" cash-generating unit has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a 0.5% growth rate (2004 – 0.5%) that is the same as the long-term average growth rate for the above mentioned cash-generating units. The discount rate applied to cash flow projections is 16% (2004 – 16%).

The following describes each key assumption applied by the management for cash flow projections to undertake impairment testing of goodwill:

1. Budgeted gross margins – the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
2. Bond rate – the yield on five-year Russian government Rouble-denominated bonds at the beginning of the budgeted year.

No impairment was identified by the Company after the testing of CJSC "TC Ural" for impairment at December 31, 2005.

Impairment Test of Intangible Assets not yet Available for Use

The Company performed impairment tests of intangible assets not yet available for use, including OEBS and Amdocs Billing Suite totalling 1,492,043 at December 31, 2005 (as at December 31, 2004 – 1,190,137). As at December 31, 2005 no impairment was identified.

(in thousand roubles)

7. Consolidated Subsidiaries

Subsidiaries comprised the following at December 31:

Subsidiary	Main Activity	Effective ownership,%		Voting Shares, %	
		2005	2004	2005	2004
LLC "Ural Inform TV"	TV– and Radiobroadcasting	**100**	100	**100**	100
CJSC "Centr vnedreniya specializirovanih specsistem"	Data processing systems' engineering	**100**	100	**100**	100
CJSC "Firma Permtelecom"	Cable television	**100**	100	**100**	100
CJSC "Svyazinformkomplekt"	Construction–assembly works	**100**	100	**100**	100
CJSC "TC Ural"	Fixed–line communication services	**100**	24.8	**100**	24.8
CJSC "FK–Svyaz"	Telecommunication services	**75**	75	**75**	75
CJSC "AKIB Pochtobank"	Banking services	**68**	68	**68**	68
CJSC "Association Canal TV"	TV broadcasting	**55.9**	40	**55.9**	40
LLC "Uzhno–Uralsky sotoviy telefon"	Cellular communication services	**–**	100	**–**	100
LLC "Uralcom"	Data transfer networks	**–**	100	**–**	100
CJSC "Ermak RMS"	Cellular communication services	**–**	100	**–**	100
CJSC "VSNET"	Internet Provider	**–**	100	**–**	100
CJSC "Tyumenruscom"	Cellular communication services	**–**	100	**–**	100
LLC "Infinvest"	Engineering of communication equipment	**–**	100	**–**	100
NPF "Svyazist"	Non–state retirement insurance	**–**	70	**–**	70

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same fiscal year as Uralsvyazinform.

On June 30, 2005 the Company was reorganized by a merger of the following subsidiaries: CJSC "Ermak RMS", LLC "Uralcom", LLC "Uzhno-Uralsky sotoviy telefon", CJSC "VSNET" and CJSC "Tyumenruscom" in accordance with the decision of the Board of Directors dated March 31, 2005. CJSC "Ermak RMS" and LLC "Uzhno-Uralsky sotoviy telefon" were included in the cellular branch to render the cellular services under the single brand "U-Tel" in Ural region. CJSC "Tyumenruscom", LLC "Uralcom" and CJSC "VSNET" were included in one branch to provide data transmission cervices. Uralsvyazinform is the legal successor for all rights and obligations of CJSC "Ermak RMS", LLC "Uralcom", LLC "Uzhno-Uralsky sotoviy telefon", CJSC "VSNET" and CJSC "Tyumenruscom".

The Company has 24.8% share in CJSC "TC Ural" at December 31, 2004 and accounted this investment using equity method. As of December 31, 2004 CJSC "TC Ural" reported accumulated losses. On January 11, 2005 the Company acquired an additional stake of 75.2% in CJSC "TC Ural" (752 ordinary shares) for 72,031 in accordance with the decision of the Board of Directors dated November 16, 2004. After the acquisition the Company's share in CJSC "TC Ural" comprised 100%. The shares were purchased for the purpose of rendering fixed-line communication and construction services in Ural region. The fair value of CJSC "TC Ural" identifiable assets, liabilities and contingent liabilities as at the acquisition date has been determined by independent appraiser.

(in thousand roubles)

7. Consolidated Subsidiaries (continued)

The Company has 40 % share in CJSC "Association Canal TV" at December 31, 2004 and accounted this investment using equity method. On June 3, 2005 the Company acquired acquired an additional 15.9% stake in CJSC "Association Canal TV" for 410 in accordance with the decision of the Board of Directors dated March 23, 2005. After the acquisition the Company's share in CJSC "Association Canal TV" comprised 100%. CJSC "Association Canal TV" operates in Ural region and provides TV-broadcasting services. The fair value of "Association Canal TV" identifiable assets, liabilities and contingent liabilities as at the acquisition date has been determined by independent appraiser.

Information on the purchase price, fair value of identifiable assets, liabilities and contingent liabilities of CJSC "TC Ural" and goodwill at the date of purchase is presented below:

	CJSC "TC Ural"	CJSC "Association Canal TV"	Total
Purchase price			
Acquisition price	71,674	345	72,019
Transaction cost	357	65	422
Total paid	72,031	410	
Assigned value of identifiable assets and liabilities:			
Property, plant and equipment, net	103,518	338	103,856
Intangible assets, net	65,861	1,876	67,737
Long-term Investments	2,036	–	2,036
Other non-current assets	238	–	238
Accounts receivable	3,692	1,092	4,784
Cash and cash equivalents	817	733	1,550
Other current assets	10,340	–	10,340
Current liabilities	(60,214)	(1,039)	(61,253)
Deferred income tax liability	(29,697)	–	(29,697)
Long-term liabilities	(20,024)	(421)	(20,445)
Total net assets	76,567	2,579	79,146
Additional Company's share in acquired net assets	75.2%	15.9%	–
Assigned value of additional acquired share in identifiable net assets	57,578	410	57,988
Amount of goodwill at December 31, 2005, net	**14,453**	–	**14,453**

Goodwill arising from the acquisition of CJSC "TC Ural" is mainly attributable to the significant client's base and licences for communication services.

The profit of CJSC "TC Ural" and CJSC "Association Canal TV" for 2005 year from the date of acquisition was 19,660 and 19 respectively. If the combination had taken place at the beginning of the year, the profit of the Company would have been 2,316,876 and revenue would have been 31,710,929.

(in thousand roubles)

7. Consolidated Subsidiaries (continued)

Disposal of shares in subsidiaries for 2005 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Proceeds from sale	Sale/disposal of share in equity on the date of transaction, %
NPF "Svyazist"	Non-state retirement insurance	**16,901**	–	**70**
LLC "Infinvest"	Engineering of communication equipment	**169**	313	**100**
Total			313	

In December 2005 the Company sold a 70 % stake in LLC "Infinvest" in accordance with the decision of the Board of Directors dated November 30, 2005. The loss resulting from the sale of LLC "Infinvest" shares is presented in Note 26.

NPF Svyazist ceased its operations in December 2005. No property remained for proportionate distribution between the shareholders and as a result of the subsidiary's liquidation, the Company recognized a loss totaling 16,333 (see Note 26).

8. Investments in Associates

Investments in associates comprised of the following at December 31:

		2005		2004	
Associate	Activity	Voting shares	Carrying value	Voting shares	Carrying value
OJSC "Tatincom–T"	Cellular communication services	**33.43%**	**365,360**	33.43%	358,747
CJSC "Uralskaya telefonnaya companiya"	Communication services	**23.00%**	**37,985**	23.00%	37,159
CJSC "Teleross–Ekaterinburg"	Communication services	**50.00%**	**4,569**	50.00%	5,360
CJSC "Teleross–Tyumen"	Communication services	**50.00%**	**4,712**	50.00%	6,084
CJSC "Association Canal TV"	TV broadcating	**55.90%**	–	40.00%	453
CJSC "Kurganskiy Sotoviy Telephone"	Communication services	**50.00%**	–	50.00%	–
CJSC "TC Ural"	Communication services	**100.00%**	–	24.80%	–
Other			**4,430**		4,174
Total			**417,056**		411,976

(in thousand roubles)

8. Investments in Associates (continued)

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same fiscal year as the Uralsvyazinform.

In 2003 the Company acquired 33.34% of ordinary voting shares of OJSC "Tatinkom-T" for 316,069 and obtained significant influence over it. The excess of the consideration paid over the value of acquired share in net assets of OJSC "Tatinkom-T" in the amount of 208,714 has been treated as goodwill and included in the carrying amount of the investment in the balance sheet at December 31, 2005 and 2004. No impairment was identified by the Company after the testing of the carrying amount of the investment to OJSC "Tatinkom-T" for impairment at December 31, 2005 and 2004.

The Company has investments in the following associate whose net assets were negative as of December 31:

Name	Activity	Voting share, %	Net assets as of December 31 2005	Net assets as of December 31 2004
CJSC "Kurganskiy Sotoviy Telephone"	Cellular communication services	**50**	**(12,288)**	**(11,710)**

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investment in CJSC "Kurganskiy Sotoviy Telephone". For this associate the carrying amount of the investment was reduced to zero considering that the associate reported accumulated losses exceeding the cost of the respective investment.

Movement in investments in associates is presented below for the years ended December 31:

	2005	2004
Investments in associates at January 1	**411,976**	383,621
Share of income net of income tax – 3,067 (2004 – 959) and dividends - 387 (2004 - 156)	**6,112**	28,432
Acquisition of additional shares	**(1,032)**	–
Sale of share in associates	**–**	(77)
Investments in associates at December 31	**417,056**	411,976

The Company increased its share in CJSC "Association Canal TV" and CJSC "TC Ural" to 55.9% and 100% respectively (see Note 7).

(in thousand roubles)

8. Investments in Associates (continued)

The following table illustrates summarised financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2005					
OJSC "Tatincom-T"	**33.43%**	**729,132**	**(265,275)**	**487,988**	**16,324**
CJSC "Uralskaya telefonnaya companiya"	**23%**	**171,671**	**(114,360)**	**290,544**	**4,097**
CJSC "Teleross-Tyumen"	**50%**	**9,974**	**(550)**	**4,000**	**(239)**
CJSC "Teleross-Ekaterinburg"	**50%**	**9,299**	**(160)**	**3,980**	**(1,580)**
Other associates	**–**	**20,999**	**(27,537)**	**14,699**	**434**
2004					
OJSC "Tatincom-T"	33.43%	668,316	(224,242)	388,736	99,342
CJSC "Uralskaya telefonnaya companiya"	23%	168,352	(114,629)	213,935	(4,459)
CJSC"TC Ural"	24.8%	139,095	(158,475)	90,791	11,663
CJSC "Teleross-Tyumen"	50%	13,983	(1,816)	12,926	2,741
CJSC "Teleross-Ekaterinburg"	50%	13,833	(3,114)	18,067	(764)
Other associates	–	19,521	(25,361)	21,683	(165)

(in thousand roubles)

9. Long-term Investments, net

Company's investments comprised the following as of December 31:

	2005	2004
Long-term investments held-to-maturity	–	49,842
Long-term investments available for sale	**41,084**	43,587
Total long-term investments	**41,084**	93,429
Short-term investments held-to-maturity	–	30,827
Trading securities	**289**	37,082
Total short-term investments	**289**	67,909
Total investments	**41,373**	161,338

Available-for-sale investments were presented by shares in the following entities as of December 31:

	2005		2004	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
OJSC "Svyazintech"	**11%**	**12,591**	–	–
OJSC AKB "Svyazbank"	**0.50%**	**11,231**	0.50%	11,231
CJSC "RusleasingSvyaz"	**7.30%**	**2,847**	7.30%	2,847
Other		**14,415**		29,509
Total investment available-for-sale, net		**41,084**		43,587

Purchase of share in OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")

The Company acquired 11% of shares in OJSC "Svyazintech" for 12,591 in accordance with the decision of the meeting of the Company's shareholders held on February 14, 2005.

OJSC "Svyazintech" was established in 2005 for the purpose of implementating Amdocs billing software in the companies of Svyazinvest group.

10. Long-Term Accounts Receivable and Other Financial Assets

Long-term accounts receivable and other assets comprised the following as of December 31:

	2005	2004
Long-term accounts receivable	**211,930**	152,205
Long-term loans given to employees	**174,878**	160,180
Total	**386,808**	312,385

Long-term loans given to employees were accounted at amortized cost using the effective interest rate of 21% as of December 31, 2005 and 2004.

(in thousand roubles)

11. Long-Term Advances Given

Long-term advances given to suppliers of equipment comprised the following as of December 31:

	2005	2004
Advances given for capital construction	**323,880**	676,741
Acquisition and implementation of Oracle E-Business Suite software (Note 6)	**125,905**	80,004
Total	**449,785**	756,745

12. Inventories

Inventories comprised the following as of December 31:

	2005	2004
Cable, materials and spare parts for telecommunications equipment	**229,797**	329,776
Construction materials, fuel and instruments	**99,408**	170,138
Finished goods and goods for resale	**72,998**	117,982
Other inventories	**346,495**	455,848
Provision for inventory obsolescence	**(8,446)**	(8,298)
Total	**740,252**	1,065,446

Provision for inventory obsolescence is presented as other operating expenses in the Consolidated Income Statement.

13. Trade Accounts Receivable

Accounts receivable comprised the following as of December 31:

	2005	2004
Trade receivables – telecommunication services	**2,653,365**	2,787,432
Trade receivables – other	**203,805**	178,123
Provision for impairment of trade receivables	**(1,043,595)**	(1,184,429)
Total	**1,813,575**	1,781,126

Trade Accounts receivable for telecommunication services were due from the following as of December 31:

	2005	2004
Residential customers	**1,276,939**	1,077,010
Corporate customers	**773,451**	694,557
Government customers	**114,184**	133,489
Tariff compensation from the state budget	**488,791**	882,376
Total	**2,653,365**	2,787,432

(in thousand roubles)

13. Accounts Receivable (continued)

The debt of social security organizations with regard to the compensation of expenses relating to privileges granted to certain categories of subscribers amounted to 18% of the total trade accounts receivable as of December 31, 2005 (2004 - 31%). The Company collected accounts receivable for tariff compensation in the amount of 430,907 from the federal budget in 2005.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2005	2004
Balance at January 1	**(1,184,429)**	(935,026)
Charge for the year	**61,002**	(328,219)
Trade receivables written off	**79,832**	78,816
Balance at December 31	**(1,043,595)**	(1,184,429)

The impairment gain for 2005 in the amount of 61,002 (2004 – loss in the amount of 328,219) was recognized in the Consolidated Income Statement.

14. Other Current Assets

Other current assets comprised the following as of December 31:

	2005	2004
VAT receivable	**1,518,280**	1,498,064
Deferred expenses	**588,300**	567,173
Prepayments and advance payments	**328,240**	319,513
Short-term loans given	**297,520**	149,600
Settlements with personnel	**32,556**	55,175
Other prepaid taxes	**19,515**	38,042
Total	**2,784,411**	2,627,567

15. Cash and Cash Equivalents

Cash and cash equivalents comprised the following as of December 31:

	2005	2004
Cash at bank and on hand	**461,581**	749,282
Other cash equivalents	**25,892**	40,667
Total cash and cash equivalents	**487,473**	789,949

16. Significant Non-Cash Transactions

The Company has received telecommunication equipment in the amount of 1,211,486 under lease in 2005 (2004 – 1,329,808).

The gross book value of property, plant and equipment received under vendor financing terms in 2005, comprised 1,532,666 (2004 – 1,145,729).

The Company received equipment contributions within 2005 in the amount of 6,309 (2004 – 5,898).

The above non-cash transactions have been excluded from the consolidated statement of cash flows.

17. Share Capital

Total number of outstanding shares is as follows:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2003	40,134,723	4,816,167	4,816,167
Preference	7,835,941	940,313	940,313
Ordinary	32,298,782	3,875,854	3,875,854
As at December 31, 2004	**40,134,723**	**4,816,167**	**4,816,167**
Preference	7,835,941	940,313	940,313
Ordinary	32,298,782	3,875,854	3,875,854
As at December 31, 2005	**40,134,723**	**4,816,167**	**4,816,167**

All shares have a par value of 0.12 Rouble. The effect of inflation accumulated through January 1, 2003 was eliminated through retained earnings.

Ordinary shareholders are entitled to one vote per share.

Preference shares give the holders the right to participate in the general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. Preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income of Uralsvyazinform for the year. If Uralsvyazinform fails to pay the above mentioned dividends or has no profits in any year, preferred shareholders have the right to vote in the general shareholders' meeting. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been made. The annual amount of dividends on preference shares may not be less that of the dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 28).

In a case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the parent company as of December 31, 2005 and 2004 comprised 7,258,078 and 5,954,279, respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. Uralsvyazinform reported the net income of 2,054,437 and 2,197,538 in its statutory financial statements in 2005 and 2004, respectively.

Dividends were declared in 2005 in respect of 2004 to holders of ordinary shares and preference shares of 0.01500 Rouble per ordinary share (2004 –0.01000 Rouble per ordinary share) and 0.02710 Rouble per preference share (2004 –0.01848 Rouble per preference share).

17. Share Capital (continued)

In June 1997 the Company signed a Deposit agreement with The Bank of New York as a Depositary and Owners and Holders of American Depositary Receipts. At the same time, the Securities and Exchange Commission (SEC) registered a Level 1 ADR program for ordinary shares. In August 2002 the Company changed the Depositary by signing new Deposit agreement with JP Morgan Chase Bank as the successor Depositary.

In September 2002, the SEC registered the Level 1 ADR program for preference shares on the basis of a Depositary agreement signed by Uralsvyazinform, JP Morgan Chase Bank as a Depository and Holders of American Depositary Receipts.

The following table represents ADR registration for 2003-2005:

	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares %	Charter Capital %
December 31, 2003	17,636,451	3,527,290,200	10.92%	8.79%
Additions 2004	3,097,843	619,568,600	1.92%	1.54%
December 31, 2004	20,734,294	4,146,858,800	12.84%	10.33%
Decrease 2005	(2,270,075)	(454,015,000)	(1.41%)	(1.13%)
December 31, 2005	**18,464,219**	**3,692,843,800**	**11.43%**	**9.20%**

Currently ADR are traded on the following stock markets:

	CUSIP(WKN)		ADR ticker		ISIN	
Stock market	ADR	ADR pfd.	ADR	ADR pfd.	ADR	ADR pfd.
Over–the–counter (OTC) market (USA)	916887102	916887201	UVYZY	UVYPY	–	–
Frankfurt Stock Exchange (FSE)	908291	164647	URL	URL 1	US9168871021	US9168872011
Berlin Stock Exchange (BerSE)	908291	164647	URL	URL 1	US9168871021	US9168872011
Xetra	908291	164647	URL	URL 1	US9168871021	US9168872011
Stuttgart Stock Exchange (SSE)	908291	–	URL	–	US9168871021	–

The Company's shareholding structure as of December 31, 2005 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	**%**	**Number (thousands)**	**%**	**Total**
Svyazinvest	**16,806,946**	**51**	**–**	**–**	**16,608,946**
Other legal entities	**13,066,161**	**41**	**6,023,111**	**77**	**19,089,272**
Individuals	**2,623,675**	**8**	**1,812,830**	**23**	**4,436,505**
Total	**32,298,782**	**100**	**7,835,941**	**100**	**40,134,723**

(in thousand roubles)

18. Borrowings

Borrowings comprised the following as of December 31:

	Weighted average interest rate	2005	2004
Short–term borrowings			
Bank loans:			
Bank loans (Roubles)	11.8%	**1,115,000**	1,541,331
Bank loans (US Dollars)	8%	–	3,623
Bank loans (Euro)	10%	**22,609**	1,763
Total bank loans		**1,137,609**	**1,546,717**
Vendor financing:			
Vendor financing (Roubles)	19.8%	**503,971**	931,673
Vendor financing (US Dollars)	7%	**100,602**	468,687
Vendor financing (Euro)	8%	**71,362**	99,652
Total vendor financing		**675,935**	**1,500,012**
Promissory notes (Roubles)	6%	–	431,258
Interest payable		**3,533**	**5,356**
Total short–term borrowings		**1,817,077**	**3,483,343**
Long–term borrowings			
Bank loans:			
Bank loans (Roubles)	11.85%	**6,802,448**	5,432,200
Bank loans (US Dollars)	7.65%	**80,671**	116,583
Bank loans (Euro)	5.75%	**1,242,406**	222,422
Total bank loans		**8,125,525**	**5,771,205**
Bonds (Roubles)		**10,160,647**	**7,243,624**
Vendor financing:			
Vendor financing (US Dollars)	6.2%	**192,632**	213,876
Vendor financing (Euro)	4.43%	**115,334**	204,829
Total vendor financing		**307,966**	**418,705**
Promissory notes:			
Promissory notes (Roubles)	11%	**1,160,344**	705,678
Promissory notes (US Dollars)	5%	**234,640**	212,320
Total promissory notes		**1,394,984**	**917,998**
Restructured customer payments for connection (RUR)		**81,439**	**71,128**
Other loans (RUR)		**6,000**	**7,800**
Less: Current portion of long–term borrowings		**(5,411,797)**	(2,865,840)
Total long–term borrowings		**14,664,764**	**11,564,620**

As of December 31, 2005 long-term loans and borrowings included interest payable in the amount of 492,062 (2004 – 295,365).

As of December 31, 2005 bank loans are secured by property, plant and equipment with the carrying value of approximately 10,393,982 (2004 – 8,283,325).

(in thousand roubles)

18. Borrowings (continued)

Long-term borrowings had the following maturity as of December 31, 2005:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Others	Total
2006	**1,958,036**	**3,321,854**	**967,011**	**975,973**	**6,000**	**7,228,874**
2007	**5,288,000**	**2,910,863**	**16,720**	**419,011**	**–**	**8,634,594**
2008	**509,633**	**1,992,232**	**170**	**–**	**–**	**2,502,035**
2009	**1,177,539**	**367,825**	**–**	**–**	**–**	**1,545,364**
2010 and after	**333,459**	**1,649,312**	**–**	**–**	**–**	**1,982,771**
Total	**9,266,667**	**10,242,086**	**983,901**	**1,394,984**	**6,000**	**21,893,638**

The Company's borrowings are denominated in the following currencies:

Currency	2005	2004
Russian Roubles	**19,832,722**	15,938,831
Euro	**1,451,778**	439,202
US dollars	**609,138**	1,535,770
Total	**21,893,638**	17,913,803

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-Term Borrowings

Most short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

OJSC Vneshtorgbank

The Company received a short-term loan from Vneshtorgbank in December, 2005 in the amount of 200,000. The loan matures in December 2006. The loan bears 11% interest. The loan is unsecured.

International Moscow Bank CJSC

In April, 2005 International Moscow Bank provided the Company with a short-term loan in the amount of 250,000. The loan matures in July, 2006. The loan bears 10.8% interest. The loan is secured with property, plant and equipment in the amount of at 327,525.

OJSC Promstroybank

In July, 2005 Promstroybank provided the Company with a short-term loan in the amount of 600,000. The loan matures in June 2006. The loan bears 12.5% interest. The loan is unsecured.

OJSC Alfa-bank

In August, 2005 Alfa-bank provided the Company with a short-term loan in the amount of 105,000. The loan matures in March, 2006. The loan bears 12.5% interest. The loan is unsecured.

(in thousand roubles)

18. Borrowings (continued)

Long-Term Loans and Borrowings

Bank Loans

OJSC Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company for purchasing telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation.

As of December 31, 2005 the outstanding principal amount comprised 28,868. The loan is denominated in EURO. The loan received under agreements with the Ministry of Finance of the Russian Federation bear interest of the floating rate of Plafond C plus 2%, having approximated 8.5 % per annum in 2005. The loan is unsecured.

As described in Note 30 "Contingencies and operating risks" in July 2005 the Company received a claim for immediate repayment of the outstanding amount overdue to the bank. As of December 31, 2005 the outstanding amount is included in the current-portion of long-term loans and borrowings.

OJSC Sberbank

Long-term borrowings from Sberbank represent rouble denominated loans received in 2003-2005. The loans mature in 2007-2009. The loans bear interest of 10.5-12%.

As of December 31, 2005 the outstanding amount was 2,975,295. The loans are secured with property, plant and equipment in the amount of 3,400,867.

Gazprombank

Long-term borrowings from Gazprombank mostly represent loans received in 2004-2005. The loans mature in 2006-2007. The loans bear 12.5% interest. As of December 31, 2005 the outstanding amount was 2,879,440. The loans are secured with property, plant and equipment in the amount of 3,408,240.

ING BHF-BANK

In February 2005 ING BHF-BANK Aktiengesellshaft provided the Company with a long-term loan in the amount of 9,777 thousands Euro. As of December 31, 2005 the outstanding amount comprised 270,137. The loan matures in December 2009. The loan under this agreement bears interest of the floating rate of Euribor plus 0.875% per annum, having approximated 3.719% per annum in 2005. The loan is unsecured.

In February 2005 ING Belgium NV/SA provided the Company with a long-term loan in the amount of 2,831 thousands Euro. As of December 31, 2005 the outstanding amount comprised 74,223. The loan matures in March, 2008. . The loan under this agreement bears interest of the floating rate of Euribor plus 0.875% per annum, having approximated 3.719% per annum in 2005. The loan is unsecured.

In September and November 2005 BHF-BANK provided the Company with a long-term loan in the amount of 26,413 thousands Euro. As of December 31, 2005 the outstanding amount was 817,241. The loan matures in May 2014. The loan under this agreement bears interest of the floating rate of Euribor plus 0.875% per annum, and having approximated 3.719% per annum in 2005. The loan is unsecured.

(in thousand roubles)

18. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Bank Loans (continued)

CJSC Commerzbank (Eurasia)

In August 2004 Commerzbank (Eurasia) provided the Company with long-term loan in the amount 450,000. As of December 31, 2005 the outstanding amount comprised 452,712. The loan matures in September 2006. The loan bears 12% interest. The loan is not secured. The bank can request an early redemption of the principal amount of the loan and interest in case the Company does not match the following financial ratios calculated on the basis of IFRS financial statements: liability to equity ratio should be not less than 1:2; EBITDA to interest payments – not less than 5:1 and the current liquidity ratio – not less than 1.1:1. As of December 31, 2005 the loan is included in the current-portion of long-term loans and borrowings.

Bonds

In August 2002, the Company registered the issue of 1,000,000 interest-bearing bearer's bonds series 02, with a par value of 1,000 Roubles each. Interest is payable twice a year. The coupon effective rate is set at 17.5 % per annum. In September 2005, the Company paid off the debt and respective coupons under series 02 of the bonds in the full amount.

In June 2003, the Company registered the issue of 3,000,000 interest-bearing bearer's bonds series 03 with a par value of 1,000 Roubles each. Interest is payable twice a year. The coupon effective rate is set at 14.5% per annum. The bonds mature in 1,092 days from the date of issue in July 2006. The bonds do not provide put options.

In September 2004, the Company registered the issue of 3,000,000 interest-bearing bearer's bonds, series 04, with a par value of 1,000 Roubles each. Interest is payable twice a year. The coupon effective rate is set at 9.99% per annum. The bonds mature in 1,092 days from the date of issue on November 1, 2007.

In April 2005 the Company registered the issue of 2,000,000 inconvertible certified interest-bearing bearer bonds, series 05, with a par value of 1,000 Roubles each. The bonds have 6 coupon periods. Repayments for the first period is effective on the 182nd day from the date of the issue, and the other coupon repayments are effective every 182nd day. The coupon effective rate is set at 9,19% per annum. The bonds mature in 1,092 days from the date of issue, on April 17, 2008. These bonds do not provide put options.

In November 2005 the Company registered the issue of 2,000,000 inconvertible certified interest-bearing bearer's bonds, series 06, with par value of 1,000 Roubles each. The bonds have 12 coupon periods of 182 days each. The bonds are to be redeemed time-phased: in the amount of 20% from the date of issue every six months starting from the 1465th day from the date of issue, i.e. November 2009. These bonds do not provide put options.

Vendor Financing

Comverse LTD

The Company's long-term liabilities to Comverse LTD represent amounts payable for the telecommunication equipment under contracts signed in 2005 and totalling 29,533.The amounts payable under these agreements are denominated in US Dollars. These agreements bear an effective interest rate of 7%. Equipment received under these agreements is fully pledged. The loan matures in 2007.

(in thousand roubles)

18. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Vendor Financing (continued)

Alcatel

The Company's long-term liability to Alcatel is the amount payable for the telecommunication equipment under contracts signed in 2005 and totalling to 125,593. The amounts payable under these agreements are denominated in Euro. These agreements bear an effective interest rate of 5%. The equipment received under these agreements is fully pledged. The loan matures in 2007.

Promissory Notes

In December 2005 the Company issued promissory notes in the nominal amount of 465,819. The promissory notes mature in June 2007. The selling price was determined as 400,000. The effective interest rate is 11% per annum.

19. Finance Lease Obligations

The Company purchases telecommunication equipment under finance lease contracts. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease are as follows payments as of December 31:

	2005		2004	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**1,128,165**	**786,239**	859,098	515,645
Long-term portion (from 1 to 5 years)	**1,825,423**	**1,466,653**	1,892,854	1,410,512
Long-term portion (later than 5 years)	**54,750**	**13,224**	–	-
Total minimum lease payments	**3,008,338**		2,751,952	
Less amounts representing finance charges	**(742,222)**	–	(825,795)	-
Present value of minimum lease payments	**2,266,116**	**2,266,116**	1,926,157	1,926,157

The net book value of plant and equipment held under finance lease as of December 31, 2005 is 3,317,444 (2004 – 2,254,540).

In 2005 and 2004, the Company's primary lessor was OJSC "RTC-Leasing", an entity which ceased to be related party of the Company in the beginning of 2003. In 2005, the effective interest rate concerning lease liabilities ranged from 14% to 20% per annum (2004 - 16% to 20% per annum).

The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2005 comprised 1,880,558 (2004 – 1,892,280) including the principal amount of 1,414,371 (2004 – 1,358,656) and 466,188 interest payable (2004 – 533,624).

(in thousand roubles)

19. Finance Lease Obligations (continued)

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2005 finance lease obligations denominated in US dollars and Euro comprised 66,088 and 92,041, respectively (2004 – 49,194 and 68,514 respectively).

20. Accounts Payable, Accrued Expenses and Advances Received

Accounts payable and other current liabilities comprised the following as of December 31:

	2005	2004
Trade accounts payable	**1,054,951**	974,108
Advances received from subscribers	**748,886**	671,398
Salaries and wages	**736,127**	775,972
Accounts payable for capital investments	**556,101**	741,296
Payables for Universal Reserve	**178,170**	–
Other accounts payable	**139,315**	287,022
Total	**3,413,550**	3,449,796

The accounts payable for capital investments in the amount of 231,165 and 266,278 included in the trade payables as of December 31, 2005 and 2004, respectively, are denominated in USD and Euro.

21. Taxes Payable

Taxes payable comprised the following as of December 31:

	2005	2004
Value-added tax	**644,232**	592,723
Property tax	**171,625**	131,066
Unified social tax	**104,531**	72,855
Personal income tax	**66,768**	48,956
Other taxes	**6,675**	20,217
Total	**993,831**	865,817

The amount of value added tax includes deferred value added tax in the amount of 399,118 as of December 31, 2005 (2004 – 388,524) that is only payable to the tax authorities when the underlying receivables are recovered or written off.

As of January 1, 2006 the amendments to the Tax Code relating to the rules of determining the taxable base entered into force (see Note 34).

22. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees. The Company participates in both types of post-employment benefit plans referred to in IFRS – defined contribution and defined benefit plans. In respect of the later, the Company has applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition, even if the corridor approach is used for later actuarial gains and losses.

(in thousand roubles)

Pension Obligations (continued)

Defined Contribution Pension Plans

For employees of Chelyabinsk branch, the Company provides post-employment benefits, which are classified as defined contribution pension plan.

During 2005 the company made 18,169 of contributions to such pension plans (2004 – 11,038).

Defined Benefit Pension Plans

A significant number of the Company's employees are covered by defined benefit pension plans. The defined benefit pension plans provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on the number of parameters, including the relative pay of participants and their past service in the Company at retirement. The benefits are not vesting and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension funds "Telecom-Soyuz" and "Parma-pension", which are related to the Company, maintain the defined benefit pension plans. The Company makes contributions to pension funds in the amount set forth in the agreements with the pension funds.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature.

Additionally, the company provides financial support, of a defined benefit nature, to its old age and disabled pensioners.

The latest independent actuarial valuation of the Company's pension and other post-employment and post-retirement benefits was performed in May 2006.

As of December 31, 2005 there were approximately 33,933 employees eligible to some part of the post-employment and post-retirement program of the Company, all of them were active participants to the defined benefit pension plan (2004 - 34,300 employees of which 15,800 active participants).

As of December 31 Company's net liabilities on defined benefit pension plans comprised the following:

	2005	**2004**
Present value of defined benefit obligation	**(3,444,677)**	(1,094,121)
Fair value of plan assets	**187,898**	115,823
Present value of unfunded obligations	**(3,256,779)**	(978,298)
Unrecognized actuarial gains and losses	**374,640**	-
Unrecognized past service cost	**2,057,210**	380,423
Net pension liability in the balance sheet	**(824,929)**	(597,874)

As of December 31, 2005 management estimated employees' average remaining working life at 12 years (2004 – same).

(in thousand roubles)

Pension Obligations (continued)

The amount of net expense for defined benefit pension plans recognized in 2005 and 2004 is as follows:

	2005	2004
Service cost	**(91,123)**	(65,000)
Interest cost	**(145,988)**	(52,289)
Expected return on plan assets	**13,149**	10,034
Amortization of past service cost – non-guaranteed potion	**(42,212)**	(38,583)
Immediate recognition of past service cost	**(60,579)**	-
Net expense for the defined benefit pension plan	**(326,753)**	(145,838)

The amount of net expense for defined benefit pension plans is included in the consolidated statement of operations line "Wages, salaries, other benefits and payroll taxes".

Movements in the net liability for defined benefit pension plans in 2005 and 2004 are as follows:

	2005	2004
Net pension liability at January 1	**(597,874)**	(500,037)
Net expense for defined benefit pension plans	**(326,753)**	(145,838)
Contributions	**99,699**	48,000
Net pension liability at December 31	**(824,929)**	(597,874)

As of December 31 actuarial assumptions of defined benefit pension plans were as follows:

	2005	2004
Discount rate	**7.00%**	9.18%
Expected return on plan assets	**9.69%**	9.33%
Future salary increases	**8.15%**	9.18%
Rate used for calculation of annuity value	**6%**	6%
Staff turnover	**5%**	5%
Mortality tables (source of information)	**Russia 1998**	Russia 1998

Movements in the net assets of defined benefit pension plans during 2005 and 2004 were as follows:

	2005	2004
Fair value of plan assets at January 1	**115,823**	112,000
Expected income on plan assets	**13,149**	10,034
Employer contributions	**99,699**	48,000
Benefits paid	**(49,478)**	(56,903)
Actuarial losses/gains	**8,704**	2,692
Fair value of plan assets at December 31	**187,898**	115,823

Actual return on plan assets for 2005 was 15.5% (2004 - 12%).

As of December 31 share of financial instruments issued by the Company in the fair value of the plan assets of defined benefit pension plans was as follows:

	2005	2004
Company's shares	**0.4%**	0.3%
Company's bonds	**0.2%**	0.0%

(in thousand roubles)

23. Revenues

Revenues for the year ended December 31 comprised the following:

By revenue types	2005	2004
Cellular services	**9,062,366**	6,927,620
Local telephone calls	**7,392,078**	5,898,529
Long distance calls – domestic	**7,089,823**	6,644,039
Services for national operators	**1,617,604**	1,614,895
New services	**1,428,155**	816,366
Long distance calls – international	**1,347,396**	1,336,328
Installation and connection fees	**1,275,472**	1,255,547
Other revenues	**765,649**	788,410
Other telecommunications services	**652,158**	527,696
Radio and TV broadcasting	**448,492**	398,581
Data transfer and telemetric services	**348,529**	366,663
Rent of telephone channels	**227,098**	246,636
Documentary services	**55,052**	80,706
Total	**31,709,872**	26,902,016

The Company identifies revenue by the following major customer groups:

Customer groups	2005	2004
Residential customers	**16,947,178**	13,109,356
Corporate customers	**9,342,313**	9,007,650
Telephone operators	**3,525,088**	2,495,050
Government customers	**1,745,408**	1,461,882
Tariff compensation from the state budget	**149,885**	828,078
Total	**31,709,872**	26,902,016

Local telephone calls settled through barter transactions amounts to 351,400 (2004 – 157,164).

(in thousand roubles)

24. Other Operating Expenses

Other operating expenses, net comprised the following:

	2005	2004
Insurance	**(337,872)**	(329,891)
Expenses for cleaning of premises	**(283,190)**	(208,952)
Non-commercial partnership expenses (Note 33)	**(228,973)**	(214,856)
Universal service fund payments	**(219,196)**	–
Business travel expenses and representation costs	**(146,894)**	(122,277)
Bank services fees	**(122,408)**	(102,865)
Charitable contributions	**(114,837)**	(53,875)
Consulting and information services	**(109,940)**	(118,016)
Education expenses	**(105,241)**	(70,664)
Contributions to labour union	**(92,635)**	(76,260)
Cost of goods sold	**(86,380)**	(216,413)
Civil Defence	**(65,767)**	(52,774)
Transportation services	**(40,101)**	(44,946)
Professional service fees	**(32,960)**	(21,585)
Reorganization expense	**(29,849)**	–
Payments to Gossvyaznadzor	**(17,100)**	(141,263)
Post services	**(15,275)**	(13,317)
Late payment charges	**(7,424)**	(20,684)
Other expenses	**(630,445)**	(471,792)
Total	**(2,686,487)**	**(2,280,430)**

Other expenses primarily consist of charges for property rights state registration and related charges like land geodetic surveying, and others.

In 2005, the Company incurred charge to the Universal service fund. These charges are prescribed by the Federal Law on Communications and Government Decree No. 243 of April 21, 2005. Charges are calculated as 1.2% of the revenues from the telecommunication services less revenues from interconnection services. The related contingency is disclosed in Note 30.

25. Interest Expense, net

Interest expense, net comprised the following for the years ended December 31:

	2005	2004
Interest income	**105,801**	63,274
Interest expense on loans	**(1,823,189)**	(1,143,843)
Interest expense accrued on finance leases	**(414,133)**	(305,465)
Interest expense on vendor financing	**(11,363)**	(28,922)
Total	**(2,142,884)**	(1,414,956)

(in thousand roubles)

26. Gain (Loss) from the Sale of Subsidiaries, Associates and Other Investments

Gain (loss) from the sale of subsidiaries, associates and other investments for the year ended December 31 comprised the following:

	2005	2004
Loss on disposal of share in NPF "Svyazist"	**(16,900)**	–
Loss on sale of share in LLC "Infinvest"	**(144)**	–
Gain on sale of share in CJSC "Uralvestkom"	–	25,039
Loss on sale of share in LLC "Tyumentelecom-Invest"	–	(2,874)
Dividend income	**431**	715
Gain on sale of other investments	**3,217**	12,475
Total	**(13,396)**	35,355

27. Income Tax

Income tax charge comprised the following for the years ended December 31:

	2005	2004
Current income tax expense	**709,027**	959,890
Deferred tax expense	**357,731**	196,361
Total income tax for the year	**1,066,758**	1,156,251

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2005	2004
Profit before income tax	**3,408,155**	3,401,420
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**817,957**	816,341
Increase (decrease) resulting from the effect of:		
Non-taxable income	**(3,318)**	(766)
Non-deductible expenses	**303,769**	274,499
Carryforward of unused tax losses	**(28,770)**	–
Other	**(22,880)**	66,177
Total income tax charge for the year at the effective rate of 31% (2004 - 34%)	**1,066,758**	**1,156,251**
Effective tax rate	**31%**	34%

27. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2005 and 2004 was as follows:

	As at December 31, 2003	Origination and reversal of temporary differences	Disposal of subsidiaries	As at December 31, 2004	Origination and reversal of temporary differences	Acquisition of subsidiaries	As at December 31, 2005
Deferred tax assets							
Accounts payable and accrued liabilities	60,812	(38,696)	–	**22,116**	(5,983)	–	**16,133**
Accounts receivable	126,561	97,930	–	**224,491**	(56,389)	–	**168,102**
Finance lease obligations	60,719	123,946	–	**184,665**	190,670	–	**375,335**
Total deferred tax assets	248,092	183,180	–	**431,272**	128,298	–	**559,570**
Deferred tax liabilities							
Fixed assets	(2,498,925)	(381,188)	1,646	**(2,876,399)**	(463,222)	3,981	**(3,355,640)**
Intangible assets	(40,248)	1,730	–	**(38,518)**	(20,597)	(15,684)	**(74,799)**
Effect from investments valuation	(13,607)	(7,059)	–	**(20,666)**	(3,322)	–	**(23,988)**
Other	(8,747)	3,261	–	**(5,486)**	1,111	(17,993)	**(22,368)**
Total deferred tax liabilities	(2,561,527)	(379,542)	1,646	**(2,941,069)**	(486,030)	(29,696)	**(3,456,795)**
Deferred tax liabilities, net	(2,313,435)	(198,008)	1,646	**(2,509,797)**	(357,732)	(29,696)	**(2,897,225)**

The movement in deferred tax liability was as follows for the years ended December 31:

	2005	2004
Deferred tax liability, at January 1	**(2,509,797)**	(2,313,435)
Deferred tax expense	**(357,731)**	(198,008)
Deferred tax liabilities increase due to subsidiary acquisition	**(29,697)**	–
Deferred tax liabilities of subsidiaries disposed	–	1,646
Net deferred tax liability at December 31	**(2,897,225)**	(2,509,797)

28. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue during the period.

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data are given in Roubles):

	2005	2004
Profit for the year attributable to equity holders of Uralsvyazinform	**2,327,299**	2,253,441
Weighted average number of shares outstanding (thousands) (see Note 17)	**40,134,064**	40,119,630
Basic and diluted earnings per share attributable to equity holders of the parent, Russian Roubles	**0.058**	0.056

The Company has no dilutive potential relating to ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

29. Dividends Declared for Distribution

Dividends declared in 2005 based on the 2004 results:

Dividends on ordinary shares – 0.015 Roubles per share	484,482
Dividends on preference shares – 0.0271 Roubles per share	212,354
Total	**696,836**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations and earned by the Company. Dividends are accrued in the year they are declared and approved.

30. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of a market status, continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regard to supervisory, legal, and economic reforms.

Legal System

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance in the interpretation of legislation; (4) the relative inexperience in legislation interpretation and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or the future results of operations.
In the foreseeable future, the Company's activity could be subject to judicial reform. No adjustments related to these uncertainties were recognized in the consolidated statements.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may be manifested, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

(in thousand roubles)

30. Contingencies and Operating Risks (continued)

Claims of tax authorities

Management believes that the Company's tax liabilities for the current and preceding periods were properly calculated and presented in the financial statements in full. However, based on recent tax examinations of other entities of Svyazinvest Group, management believes that there is the risk of receiving significant tax claims with respect to the matters, assuming varying interpretations of the tax regulations, in particular matters on settlements between operators for interconnection services. Management believes that the Company has appropriate arguments to litigate possible tax claims. Nevertheless, due to the absence of the established legal practices with respect to such claims legal proceedings are currently largely uncertain.

Insurance Coverage

During 2005, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is the risk that losses resulting from the destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 34,257 (993 thousand euro).

In addition, during the year in question, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. According to management, except as described above, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Largely all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2006 to 2012. The suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.
The Government of the Russian Federation is in the process of liberalizing the telecommunications market for which additional licenses on providing DLD/ILD have been granted to a number of alternative operators. The Company's future results of operations and cash flows may be materially affected by the increased competition in a particular period but the effect can not be currently determined.

Decree No. 87 of the Government of the Russian Federation of February 18, 2005 "Concerning the Endorsement of the Itemization of the Communication Services Entered in Licenses and the Lists of License Terms" (amended by Decree No. 837 of December 29, 2005) prescribed the types of connection services that are to be included in licenses and the list of licensing terms. Licensing terms defined in previous licenses are effective unless they contradict the current regulations. The Company considered the significant effect of the

(in thousand roubles)

30. Contingencies and Operating Risks (continued)

new requirements relating to the interconnection settlements, traffic transmission and mobile services on the current licensing terms for licenses issued earlier.

On January 1, 2004 and in November 2005, the Company submitted to the Federal Service for Communications Supervision (Rossvyaznadzor) its request for changes and amendments to the existing License for the provision of local, intercity telecommunications services in order to bring the License terms in compliance with the requirements set by Governmental Decree No. 87 dated February 18, 2005. All the necessary amendments to the licenses were received.

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2005 (Note 19). The total guarantees amounted to 2,948,366 (2004 – 2,792,912).

Universal service fund payments

Industry regulations effective as of December 31, 2005 did not provide clear guidance with respect to the method of calculating the allocation to the fund and this may lead to uncertainty in the composition of the basis for such payments. Accordingly, there is the risk of incorrect calculation of the payments to this fund.

31. Contractual Commitments

Operating Leases

As of December 31 the future minimum lease payments under non-cancelable operating leases are presented in the aggregate and for each of the following periods:

	2005	2004
Current Portion	**201,118**	187,670
From 1 to 5 years	**40,129**	29,720
Over 5 years	**5,422**	7,264
Total	**246,669**	224,654

Finance Leasing

In 2005 the Company entered into several finance leases with OJSC "RTC-Leasing". The equipment under these leases will be delivered in 2006. The cost of equipment acquired through these leases, inclusive of installation and other capitalized services approximated to 356,944 (see also Note 11).

Capital Investments

As of December 31, 2005, the Company has commitments for capital investments in modernization and expansion of its network in the amount of 460,623 (2004 – 701,225).

Acquisition of Fixed Assets

As of December 31, 2005 the Company has commitments for the purchase of fixed assets in the amount of 95,143 (2004 – 40,068).

(in thousand roubles)

31. Contractual Commitments (continued)

Acquisition of Intangible Assets

As of December 31, 2005 the Company has commitments for the purchase of intangible assets in the amount of 237,551 (2004 – 677,581).

32. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely to the legal form.

Related parties may enter into transactions which unrelated parties may not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for the related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2005 are detailed below.

Rendering Services

The Company rendered services to the following related parties during the year ended December 31:

Related party	Relationship	Type of sales	2005	2004
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, agent agreement, rent of premises, other	**1,069,903**	903,274
CJSC "Ural Telephone Company"	Associate company	Telecommunication services, rent of premises, Agent agreement, energy, joint activity, inventory, dividends	**94,608**	28,530
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services, dividends	**19,784**	21,766
OJSC "Tatincom-T"	Associate company	Rent of premises	**17,442**	6,304
CJSC "TeleRos-Tyumen"	Associate company	Telecommunication services, rent of premises, agent agreement, dividends, other	**4,875**	3,376
CJSC "Ural-Teleservice"	Associate company	Telecommunication services, rent of premises, agent agreement, dividends	**1,869**	4,001
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by Svyazinvest	Rent of premises, telecommunication services	**550**	34
LLC "Infinvest"	Controlled by Svyazinvest	Telecommunication services, rent of premises, dividends	**360**	327
CJSC "TeleRos-Ekaterinburg"	Associate company	Telecommunication services, rent of premises	**204**	1,303
CJSC "Kurganskiy Mobile"	Associate company	Telecommunication services, rent of premises	**161**	237
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Telecommunication services, agent agreement	**158**	–
CJSC "Nizhegorodskiy Mobile"	Controlled by Svyazinvest	Telecommunication services	**86**	–

(in thousand roubles)

32. Balances and Transactions with Related Parties (continued)

Purchases

The following related parties rendered a significant amount of services to the Company during the year ended December 31:

Related party	Relationship	Type of sales	2005	2004
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, fixed assets, rent of premises, other	**3,213,765**	2,885,355
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by Svyazinvest	Membership fee, agent agreement, non-current assets	**228,973**	214,856
NPF "Telecom-Soyuz"	Controlled by Svyazinvest	Defined benefit plan payments	**65,304**	13,283
CJSC "Ural Telephone Company"	Associate company	Telecommunication services, agent agreement, other, rent of premises	**35,690**	31,160
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services, inventory, other	**30,005**	17,760
OJSC "Girposvyaz"	Controlled by Svyazinvest	Sale of fixed assets	**7,379**	9,023
CJSC "Parma-pension"	Associate company	Defined benefit plan payments	**4,114**	1,929
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Rent of premises, telecommunication services	**2,843**	–
CJSC "Ural-Teleservice"	Associate company	Agent agreement, telecommunication services	**2,265**	3,121
CJSC "Globaltel"	Controlled by Svyazinvest	Telecommunication services	**847**	–
OJSC "Tatincom-T"	Associate company	Construction	**558**	–
CJSC "Kurganskiy Mobile"	Associate company	Telecommunication services	**8**	95
CJSC "Uralvestcom"	Associate company	Telecommunication services, rent of premises	**–**	3,529

The sales to and purchases from related parties are made at normal market prices.

Settlements with Related Parties

Accounts Receivable

Significant balances of accounts receivable from related parties were as follows as of December 31:

Related party	Relationship	Type of receivables	2005	2004
CJSC "Ural Telephone Company"	Associate company	Telecommunication services, rent of premises, agent agreement, joint activity	**11,426**	10,381
CJSC "Kurganskiy Mobile"	Associate company	Telecommunication services, rent of premises, other	**1,001**	810
CJSC "TeleRos-Tyumen"	Associate company	Telecommunication services	**758**	–
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services	**773**	1,184
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Telecommunication services, agent agreement	**772**	–
CJSC "Ural-Teleservice"	Associate company	Telecommunication services, rent of premises, agent agreement	**493**	555
OJSC "Girposvyaz"	Controlled by Svyazinvest	Telecommunication services	**479**	381
CJSC "Globaltel"	Controlled by Svyazinvest	Telecommunication services	**104**	–
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, rent of premises	**57**	–
CJSC "TeleRos-Ekaterinburg"	Associate company	Telecommunication services, rent of premises	**22**	63

(in thousand roubles)

32. Balances and Transactions with Related Parties (continued)

Accounts Payable:

As of December 31, 2005 and 2004 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	2005	2004
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services, rent of premises, other	**153,388**	387,014
CJSC "Ural Telephone Company"	Controlled by Svyazinvest	Telecommunication services, rent of premises, agent agreement, other	**4,262**	3,596
CJSC "Rostelegraph"	Controlled by Svyazinvest	Telecommunication services	**2,564**	4,642
CJSC "Nizhegorodskiy Mobile"	Controlled by Svyazinvest	Telecommunication services	**167**	–
CJSC "Ural-Teleservice"	Controlled by Svyazinvest	Telecommunication services, agent agreement, other	**84**	690
OJSC "Natsionalnaya taksophonnaya set"	Controlled by Svyazinvest	Agent agreement	**19**	–
CJSC "Globaltel"	Controlled by Svyazinvest	Telecommunication services	**6**	
OJSC "Tatincom-T"	Associate company	Rent of premises	**–**	71

Outstanding balances at the year-end are unsecured, interest free and settlements occur in cash. There have been no guaranties provided or received for any related party receivables or payables. For the year ended 31 December 2005, the Company has not made any provision for doubtful debts relating to amounts owned by related parties (2004 – nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

OJSC Svyazinvest

The Company's parent entity - Svyazinvest - was wholly owned by the Russian Government until July 1997, when the Government sold 25% plus one share of the Charter Capital of Svyazinvest to the private sector.

The Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

Rostelecom, a majority owned subsidiary of Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by Rostelecom and terminated outside the Company's network is stated as interconnection charges. Further, Rostelecom uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

(in thousand roubles)

32. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers and tariff compensation accounted for approximately 33% of gross trade accounts receivable as of December 31, 2005 (2004 – 36%). Amounts outstanding from government subscribers, including debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2005 amounted to 602,975 (2004 – 1,015,865) (Note 13). Revenues from this category of subscribers are presented in Note 23.

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

The non-commercial Partnership Centre for Research of the Problems in the Development of Telecommunications (hereinafter "the Partnership") is an entity Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated Income Statement for the year ended December 31, 2005 amounted to 228,973 (2004 – 214,856).

NPF Telecom-Soyuz

In 2005 the Company signed centralised pension agreements with NPF Telecom-Soyuz (see Note 22). Svyazinvest holds the majority in the Board of Directors of NPF Telecom-Soyuz (hereafter "the Fund"). Payments from the Company to the Fund in 2005 amounted to 65,304 (2004 – 13,283).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totalling 23 and 26 persons as of December 31, 2005 and 2004, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the Income Statement amounted to 85,479 and 73,114 for the years ended December 31, 2005 and 2004, respectively, and consists of remuneration for management services.

(in thousand roubles)

33. Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's income statement, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 18, 19 and 20) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

As at December 31, 2005, the Company's liabilities in foreign currency were 2,219,045 (2004 – 2,092,680), including liabilities denominated in US dollars 675,226 (2004 – 1,584,964) and Euro and other currencies 1,543,819 (2004 – 507,716).

For the period from January 1, 2004 to December 31, 2005, the exchange rate of the Russian Rouble to the US Dollar decreased by approximately 4% and the exchange rate of the Russian Rouble to the Euro decreased by approximately 10%. Possible decrease in the exchange rate of the Russian Rouble will lead to an increase in the amount of the Company's borrowings, and will cause difficulties in attraction funds, including funds required for refinancing the existing debt.

Interest Rate Risk

An interest rate risk is the risk that changes in the market interest rates may negatively impact the Company's financial results.

The following table presents the carrying amount by maturity of the Company's financial instruments that are exposed to an interest rate risk:

As of December 31,2005:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	**(1,817,077)**	–	–	**(1,817,077)**
Long-term obligations	**(5,170,093)**	**(13,706,112)**		**(18,876,205)**
Finance lease obligations	**(786,239)**	**(1,466,653)**	**(13,224)**	**(2,266,116)**
Floating rate				
Long-term obligations	**(241,704)**	**(823,121)**	**(135,531)**	**(1,200,356)**

As of December 31,2004:	**<1 year**	**1–5 years**	**> 5years**	**Total**
Fixed rate				
Short-term obligations	(3,483,343)	–	–	(3,483,343)
Long-term obligations	(2,832,558)	(11,534,557)	(26,667)	(14,393,782)
Finance lease obligations	(515,645)	(1,410,512)		(1,926,157)
Floating rate				
Long-term obligations	(33,282)	(3,396)		(36,678)

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included in the above tables are non-interest bearing and are therefore not subject to an interest rate risk.

The Company has no significant interest-bearing assets other than those presented above.

33. Financial Instruments (continued)

Credit Risk

A credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to a credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to a credit risk. The Company has no significant concentrations of a credit risk due to the significance of the client base and regular monitoring procedures over the customers' and other debtors' ability to pay debts. A part of the accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2005 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage a credit risk the Company places cash in different financial institutions, and the Company's management analyzes the risk of default of these financial institutions on a regular basis.

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

(in thousand roubles)

33. Financial Instruments

Fair Value (continued)

Hereunder is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

Financial instruments	2005 Carrying Amount	2005 Fair Value	2004 Carrying Amount	2004 Fair Value
Financial Assets				
Investments in associates	417,056	417,056	411,977	411,977
Long-term investments available for sale	41,084	41,084	43,587	43,587
Long-term accounts receivable	386,809	386,809	312,384	312,384
Long-term borrowings given	449,785	449,785	756,745	756,745
Accounts receivable	1,813,575	1,813,575	1,781,126	1,781,126
Other current assets	2,784,411	2,784,411	2,627,567	2,627,567
Cash and cash equivalents	487,473	487,473	789,949	789,949
Total	**6,380,193**	**6,380,193**	**6,723,335**	**6,723,335**
Financial Liabilities				
Long-term bank loans	7,308,631	7,308,631	4,515,299	4,515,299
Long-term bonds	6,920,232	5,586,409	6,039,858	5,974,749
Long-term promissory notes	419,011	419,011	892,652	892,652
Long-term suppliers' credits	16,890	16,890	109,010	109,010
Long-term finance lease obligations	1,479,877	1,479,877	1,410,512	1,410,512
Accounts payable	4,564,861	4,564,861	3,960,678	3,960,678
Short-term bank loans	1,141,142	1,141,142	1,552,074	1,552,074
Short-term promissory notes	–	–	431,258	431,258
Short-term suppliers' credits	675,935	675,935	1,500,012	1,500,012
Current portion of long-term bank loans	822,894	822,894	1,263,705	1,263,705
Current portion of long-term bonds	3,321,854	2,681,591	1,274,894	1,261,151
Current portion of long-term promissory notes	975,973	975,973	25,346	25,346
Current portion of long-term suppliers' credits	291,076	291,076	309,695	309,695
Current portion of long-term finance lease obligations	786,239	786,239	515,645	515,645
Total	**28,724,615**	**26,750,529**	**23,800,638**	**23,721,786**

34. Subsequent Events

New Provisions of the Federal Law on Communications

The legislative framework for the reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, DLD, and ILD telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under Russian legislation.

(in thousand roubles)

34. Subsequent Events (continued)

New Provisions of the Federal Law on Communications (continued)

New regulations required in pursuance of the Federal Law on Communications come into force starting January 1, 2006:

1. Decision of the government of the Russian federation no. 161 of March 28, 2005 on endorsing the Rules for connecting electric communication networks and for their interaction (with Amendments and Addenda of June 30, December 29, 2005)
2. Decision of the government of the Russian federation no. 310 of May 18, 2005 on the approval of Rules for Rendering Services of Local, Intra-Zone, Inter-City and International Telephone Communication (approved by Decision of the Government of the Russian Federation No. 310 of May 18, 2005) (with the Amendments and Additions of June 30, December 29, 2005).
3. Decision of the government of the Russian federation no. 242 of April 21, 2005 on the approval of the Rules for state regulation of tariffs on universal communications services (with the amendments and additions of October 24, 2005)
4. Order of the Ministry of Communications no. 97 of August 8, 2005 on Approval of the requirements to public switched telephone networks.
5. Order of the Ministry of Communications no. 98 of August 8, 2005 on Approval of the requirements to traffic transmission in public switched telephone networks.

Changes in Settlements with Rostelecom in 2006

Prior to January 1, 2006 the Company, in accordance with the terms of its Addendum #1 to license for telecommunication services, rendered domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") to its customers. Revenues and receivables from rendering of the services were recognized as the Company's revenues and receivables.

Under the previous system of interaction with operators, Rostelecom provided long-distance traffic transit services to the Company. The Company independently billed for long-distance services provided to its local network subscribers through its own subscriber billing systems. The Company settled with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, paid the Company for call termination services. The Company performed settlements for international telecommunications services with subscribers by tariffs, set by Rostelecom, and settlements for intercity telecommunications services by tariffs, set by the Federal Antimonopoly Agency.

Starting from 2006 the settlements between the Company and Rostelecom change. Domestic long-distance (DLD) and international long-distance (ILD) services will be rendered by Rostelecom. Revenues and receivables from rendering of the services will be recognized as Rostelecom revenues and receivables.

The Company and Rostelecom signed an agreement for the year 2006 combining elements as of an agency agreement as well as of a service contract, according to which the Company undertakes rendering the following services to Rostelecom:

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct and delay operations.
- Billing processing services for intercity and international telecommunications services.
- Preparation, formation and storage of necessary data and reports;
- Agency services on collection of payments from subscribers and on call center support in the name and on behalf of Rostelecom.
- Claims administration, documents delivery.

(in thousand roubles)

34. Subsequent Events (continued)

Changes in Settlements with Rostelecom in 2006 (continued)

In addition to the above mentioned contract the parties signed the agreement on network interconnections, under which the Company provides Rostelecom the services on traffic transmission and Rostelecom provides the Company connection services.

To comply with the new regulatory requirements, the Company must fulfil a number of conditions, including:

- technical conformity of its network to requirements set for DLD and ILD communication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and
- operational readiness to provide long-distance services to any local network subscriber.

Fulfilment of these requirements would not lead to additional capital expenditure of the Company as major necessary capital expenditure was made in 2005.

Changes in Settlements with Interconnected Operators

New legislative pronouncements effective January 1, 2006 significantly changed the scheme of settlements with interconnected operators.

Prior to January 1, 2006 settlements for interconnection services with the operators for local telephone services were of unilateral nature, and for intra-regional, DLD, and ILD telephone services interconnected operators received a part of the revenues from such services depending on the degree of their participation in the provision of a service.

Starting from January 1, 2006 settlements are of a mutual nature and consist of the following:

- point of connection set up;
- user fee for point of connection;
- fee per minute of traffic submitted through the network.

The changes will result in additional revenues from interconnection and traffic transmission as well as in additional costs related to payments to these operators for connection points set up, user fee and traffic transmission in the operators' network.

As of the beginning of April, 2006 the Company signed agreements of interconnection and traffic transmission with OJSC Rostelecom and OJSC Multiregional Transit-Telecom.

Currently the Company is undertaking the necessary renegotiation procedures with interconnection operators. The Company expects to finalize these procedures in June 2006.

Interconnection services are currently included into services regulated by the Government. As a consequence the interconnection fee is to be prescribed by the regulating body.

Significant Operator

In accordance with the Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators occupying an important position in the general-use communications network (Significant Operator).

(in thousand roubles)

34. Subsequent Events (continued)

Significant Operator (continued)

In accordance with Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators occupying an important position in the general-use communications network (Significant Operator).

An operator occupying an important position in the general-use communications network, is obliged to establish, for the purposes of ensuring indiscriminate access to the market of communications services under similar circumstances, equal conditions for connecting telecommunications networks and for letting through traffic for communications operators rendering similar services, as well as to supply information and to render connection services and the services involved in letting through the traffic to these operators under the same terms and of the same standard, like for his own structural subdivisions and/or for the affiliated persons.

An operator occupying an important position in the general-use communications network on the territories of several subjects of the Russian Federation shall establish the terms for connecting telecommunications networks and for letting through traffic separately on the territory of each subject of the Russian Federation.

The refusal of an operator occupying an important position in the general-use communications network to conclude a contract for connecting telecommunications networks is seen as inadmissible, with the exception of cases when the connection of the telecommunications networks and their interaction contradict the terms of the licenses issued to communications operators, or the legal normative acts determining the construction and the functioning of the uniform telecommunications network of the Russian Federation.

Prices for connection services and for services involved in letting through traffic rendered by operators occupying an important place in the general-use communications network are subject to state regulation. The list of connection services and services for letting through the traffic, the prices for which are subject to state regulation, as well as the procedure for their regulation, are established by the Government of the Russian Federation.

Rendering of Universal Telecommunication Service

Universal communication service is the communication service whose rendering to any user of communication service on the entire territory of the Russian Federation within a fixed term, of the established standard and at a reasonable price is obligatory for operators of the universal service. This service is to be rendered by operators of universal servicing who are selected in accordance with the results of a tender or are appointed in accordance with the Federal Law for every subject of the Russian Federation.

Tender for provision of telecommunication services in Ural Federal District is scheduled for July-September, 2006. The Company intends to participate in this competition for provision of universal service. The Company intends to additionally appropriate the funds necessary for provision of the service.

If there are no applications for taking part in the competition, or if it is impossible to identify the winner, rendering of universal communications service shall be imposed by the Government of the Russian Federation at the presentation of the federal executive power body in the sphere of communications upon the Company as an operator occupying an important position in the general-use communications network. The Company, as the operator occupying an important position in the general-use communications network has no right to refuse the duty involved in rendering universal communications services imposed upon him.

(in thousand roubles)

34. Subsequent Events (continued)

Cancellation of Charges for Incoming Calls

In March 2006 an amendment to the Federal Law on Communication was approved by the President. According to this amendment effective July 1s, 2006 the subscriber will not pay for a telephone connection established as a result of a call by another subscriber, except for the cases specifically mentioned in the Federal Law on Communication.

This change would mainly affect the settlements between the Company and mobile network operators.

Starting from the enforcement of this amendment the Federal Service on Tariffs will set tariffs for intra-regional services between the Company as a significant operator and mobile network operators. Subsequent to that the Company would renegotiate the agreements with these operators.

The Company envisages increase in revenues from intra-regional services in the second half of 2006 and increase in costs related to calls termination on mobile networks.

Tariffs for telecommunication Services

Under Decree of the Government of the Russian Federation # 627 dated October 19, 2005 settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (significant operators) are regulated by the Federal Service for Communications Supervision (Rossvyaznadzor) under the supervision of the Federal Tariff Service (FST) in accordance with the Federal Law on Natural Monopolies.

In November 2005 the Company submitted its proposed tariffs to Rossvyaznadzor for approval. The tariffs were determined based on the 2005 rates. Owing to the absence of unified methodology on determination of economically justifiable costs the tariffs were not approved by the supervising body. Prior to setting such tariffs by the Federal Service for Communications Supervision the Company is allowed to determine these tariffs independently.

In December 2005 the Federal Service for Communications Supervision determined the amount of the compensation surcharge to be included in rates for call origination services provided by the Company as a significant operator. The surcharge is set at 0.54 Roubles per minute and is effective starting January 1, 2006. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

Impact of New Rules for Rendering of Telecommunication Services on Financial Statements 2006

The Company's management expects that new rules of provision of telecommunication services will influence both revenues and expenses of the Company, however, the Company cannot reliably measure the effect of such changes on the financial position and financial results of the Company.

Value Added Tax

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

(in thousand roubles)

34. Subsequent Events (continued)

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the annual shareholders' meeting to be held on June 22, 2006:

Dividends for 2005 proposed for approval

Dividends on ordinary shares – 0.0160 Roubles per share	516,781
Dividends on preference shares – 0.0278 Roubles per share	217,840
Total	**734,621**

Employee Redundancy Program

In accordance with the Employee Redundancy Program for 2006-2008 approved by the Company's Management Board, a gradual decrease of the Company's headcount is planned. The Company plans to cut down staff on 1,152 employees during 2006. 192 employees are warned about pending dismissals. Provision for dismissal payments was accrued for these employees in the amount of 17,440.

As for other employees to be cut down in 2006, the Company is not able reasonably to evaluate pending dismissal payments.

Bonds Issuance

On March 2006 the Company approved the issue of 3,000,000 interest-bearing bonds, series 7, with par value of 1,000 roubles each. The bonds have 12 quarterly coupons. Coupon payments are made on each 182nd day starting from the date of placement. The coupon interest rate was determined at 8.40%. The bonds mature as follows: 20% of par value on 1,456th day, 20% of par value on 1,638th day, 20% of par value on 1,820th day, 20% of par value on 2,002nd day, and 20% of par value on 2,184th day starting from the date of issue.

Credit Agreements

Joint-stock Bank "Bank of Moscow"

In January 2006, the Company signed two contracts with JSB "Bank of Moscow" on the receipt of short-term loans in the total amount of 150,000 with 10.5% annual interest rate. The loans mature in 2006.

Vneshtorgbank

In January 2006, the Company signed contracts with "Vneshtorgbank" on the receipt of a loan in the amount of 120,000 with 11% annual interest rate. Maturity date is January, 2007.

Joint-stock Bank "Moskovsky delovoi mir"

In January 2006, the Company signed four contracts with JSB "Moskovsky delovoi Mir" on the receipt of short-term loans in the amount of 450,000 with 10% annual interest rate. The loans mature in 2006.

Joint-stock Bank "Svyazbank"

In January 2006, the Company issued 12 promissory notes with total nominal amount of 116,455, including discount in the amount of 16,455. Maturity date is July 11, 2007.

uralsvyazinform

11, Moskovskaya St, Ekaterinburg
Russia 620014
Tel: +7 (343) 376 2000, Fax: +7 (343) 379 1290
www.uralsviazinform.com

2005 FINANCIAL STATEMENTS UNDER IFRS: STABLE GROWTH, SALES FOCUS ON VALUE ADDED SERVICES

Ekaterinburg – June 20, 2006 – Uralsvyazinform (RTS: URSI/URSIP) the leading carrier of fixed-line and mobile services in the Urals region, Russia presents the audited consolidated financial statements for the year ended December 31, 2005 prepared under International Financial Reporting Standards (IFRS). The financial statements were audited by OOO "Ernst and Young".
The financial statements comprise assets and liabilities and financial results of OJSC "Uralsvyazinform" and its 15 subsidiaries.

- **Revenue increased by 20.0% as compared to 2004, mainly due to revenue gains in:**
  - ✓ **Local services, up 27.5%. In 2005, the company added 209.1 thousand fixed-line subscribers.**
  - ✓ **Mobile services, up 33.1%. For the full year, we added 1.6 million GSM subscribers. As of January 1, 2006 the mobile subscriber base reached 3.7 million (3.9 million as of June 1, 2006).**
  - ✓ **New services (Internet, including broadband connections and ISDN, intelligent networks and others), up 78%.**
- **OIBDA was up 19.2% on 2004, OIBDA margin remained level with 2004 at 29.6%.**
- **Mobile segment contributed 28.6% in revenue mix, compared to 25.8% in 2004.**
- **Unregulated services delivered 34.2% of overall revenues.**
- **Net cash flows from operating activities increased by 42.4%. Earnings per share (EPS) were up 5.4% at US$ 0.002.**

Financial highlights 2004-2005, US$ million

	2005	*2004*	*Change, %*
Revenues, US$ mln	1,120.5	934.1	+20.0%
OIBDA, US$ mln	332.0	278.5	+19.2%
OIBDA margin	29.6%	29.8%	-
Operating profit, US$ mln	193.6	164.1	+17.9%
Operating margin	17.3%	17.6%	-
Profit before income tax, US$ mln	120.4	118.1	+2.0%
Net profit, US$ mln	82.2	78.2	+5.1%
Net margin	7.3%	8.4%	-
EPS	0.00205	0.00194	+5.4%

Anatoly Ufimkin, CEO: *"In 2005, Uralsvyazinform's revenue totaled US$ 1,120.5 million, a 20% increase on 2004. The increase was backed up by organic growth in the key business segments – local services, mobile services, data transmission and other new services. The year of 2005 brought about the fundamental change to the telecom market. The principal growth drivers proved even more important, including mobile services, data transmission and Internet, and various new services (ISDN, VoIP, intelligent networks, call processing centers, cable TV and others). These segments showed strong performance with growth numbers of 75%.*
We estimate our market share for the full year at 62% in the Urals region.
In 2005, we completed a major subsidiary consolidation plan, as a result three mobile operators (ZAO Ermak RMS, OOO UST, OOO Tyumenruscom) and two Internet providers (OOO Uralcom, ZAO VSNET) merged into the parent Uralsvyazinform. Today, we are truly a single

company that combines versatile telecom businesses – fixed-line, mobile, data transmission and new services. One of the logical outcomes of the consolidation was the launch of ***Utel****, a single trademark for mobile and new services.*
Over 2005, the management's efforts were focused on the economic efficiencies. Because the company has completed the main investment into network development, the annual capital expenditure will further go down to US$ 210 mln in the next years. By way of example, Uralsvyazinform has commissioned the main part of its backbone network, with over 16 thousand km of digital lines being put into operation. The digital streams have thus reached the majority of cities in the Urals region.
Our next task is to reduce the personnel numbers by as much as 10% as a result of network upgrades, and increased usage of outsourced sales and customer service.
Customer service is another development area for us, as we are seeking to improve customer perceptions of Uralsvyazinform as a customer-friendly, easy-to-use company, not just a high-tech provider. In our view, this is the way our policy in customer loyalty and retention should develop."

The complete consolidated financial statements for 2005 under IFRS and accompanying auditor notes are available from the corporate web-site on www.uralsviazinform.com .

For additional information, please contact IR department on tel. +7 343 379 1217, +7 343 379 1219 or e-mail: investor@gd.usi.ru .
The most recent company information is also available on corporate web-site at www.uralsviazinform.com or URSI_RU page in Bloomberg system.

Equities and IR Department
Tel.: (343) 379-1326
IR Department
Tel.: (343) 379-1217
(343) 379-1219
(343) 379-1859
Fax: (343) 379-1290
investor@gd.usi.ru

FINANCIAL REVIEW

Revenues: increased revenue from unregulated services and local telephone services

In general, revenues as of 2005 totaled US$ 1,120.5 mln (up 20.0%), including revenues from telecommunications at US$ 1,036.3 mln (up 21.8%), revenues from telecommunication operators – US$ 57.2 mln (up 1.9%), others – US$ 27.1 mln (down 1.2%).

The revenue structure for the reporting period is as follows *(US$ million)*:

Revenues	*2005*	*Weight in revenues*	*2004*	*Weight in revenues*	*Change, y-o-y, %*
Long distance services – national	250.5	22.4%	230.7	24.7%	+8.6%
Long distance services – international	47.6	4.2%	46.4	5.0%	+2.6%
Local telephone services	261.2	23.3%	204.8	21.9%	+27.5%
Installation and connection fees	45.1	4,0%	43.6	4.7%	+3.4%
Documentary (telegraph) services	1.9	0.2%	2.8	0.3%	-30.5%
Cellular services	320.2	28.6%	240.5	25.8%	+33.1%
Radio and TV broadcasting	15.8	1.4%	13.8	1.5%	+14.5%
Data transfer and telematic services	12.3	1.1%	12.7	1.4%	-3.3%
New services (Internet, ISS, ISDN, DSL)	50.5	4.5%	28.3	3.0%	+78.0%
Rent of telephone channels	8.0	0.7%	8.6	0.9%	-6.3%
Services for national operators	57.2	5.1%	56.1	6.0%	+1.9%
Other telecommunications services	23.0	2.1%	18.3	2.0%	+25.8%
Other revenues	27.1	2.4%	27.4	2.9%	-1.2%
Total	1,120.5	100.0%	934.1	100.0%	+20.0%

Revenues from DLD services increased by US$ 17.8 mln (up 8.6%) as a result of increased outbound paid traffic (DLD traffic totaled 2,456.4 mln minutes, up 9.3% on 2004). Following the reduction of tariffs for intra-zone calls as of September 1, 2004 and September 1, 2005 at around 5% each of these years, the average DLD per-minute rate declined to US$ 0.098 (down 8% on 2004).

Revenues from ILD services increased by US$ 1.2 mln (up 2.6%). Revenues were impacted by the decrease by 1.3% in the amount of ILD traffic as of 2005, and the decrease of average ILD per- minute rate to US$ 0.37 (down 2% on 2004).

Lower contributions from long-distance services continued in the reporting year, bringing 26.6% in the revenue mix against 29.7% in 2004, as opposed to increased share of local services (from 21.9% in 2004 to 23.3% in 2005), mobile services (from 25.8% in 2004 to 28.6% in 2005), and new services including data transmission and telematic services (4.4% in 2004 against 5.6% in 2005).

On September 1, 2005 monthly fee for local services increased by 18.5% as compared to 2004. The tariff increases together with subscriber additions at 209.1 thousand helped increase the revenues from local services by US$ 56.4 mln.
In general, the share of local services in overall revenue amounted to 27.3%.

The reported financial statements of Uralsvyazinform prepared under IFRS comprise the financial results for the first 6 months of 2005 of its three subsidiaries – mobile operators UST, Ermak RMS (both provide services in GSM900/1800 standard) and Tyumenruscom (DAMPS800). As of July 1, 2005 these companies were reorganized and merged into Uralsvyazinform.

Revenues from mobile services increased by 33.1% to US$ 320.2 mln. With subscriber additions at 80.5% (from 2.0 mln as of Jan 1, 2005 to 3.7 mln as of Jan 1, 2006), ARPU declined by 27.3% as compared to 2004, amounting to US$ 9.3 versus US$ 12.8 in 2004. The share of mobile services in the overall revenues increased from 25.8% to 28.6%.

New services is the fastest-growing segment with such services as Internet, broadband access using DSL technology, intelligent networks etc. The revenue gains in the new services totaled US$ 22.1 mln. The growth of 78% was mainly due top increased volume of usage. Internet traffic transferred though the common telephone network more than doubled and amounted to 2,016.0 mln minutes (as compared to 963.8 mln minutes in 2004). The traffic volume totaled 560,985.0 TBytes (up 124.3% on 2004). New services contributed 4.5% to the revenues as compared to 3.0% in 2004.

The management's well-weighted policy, including in tariffs for inter-connected operators, helped deliver positive dynamics in the overall revenues. Revenues from operators totaled US$ 57.2 mln (up 1.9% on 2004).

In terms of subscriber mix, residents contributed 53.4% of the revenues (48.7% in 2004), businesses – 29.5% (33.5%), budget-sponsored organizations – 5.5% (5.4%), telecommunications operators – 11.1% (9.3%), compensation from federal budget for state-sponsored residents – 0.5% (3.1%).

Operating expenses: main areas – streamline personnel numbers, lower cost in new services due to services convergence and mass usage

Operating expenses totaled US$ 926.9 mln (up 20.4% on 2004).

Expenses, (US$ million)

Operating expenses	*2005*	*Weight in revenues*	*2004*	*Weight in revenues*	*Change, y-o-y, %*
Wages, salaries, other benefits and payroll taxes	(309.9)	33.4%	(264.5)	34.4%	+17.2%
Depreciation and amortization	(138.5)	14.9%	(114.3)	14.8%	+21.1%
Materials, repairs and maintenance, utilities	(89.4)	9.6%	(70.6)	9.2%	+26.5%
Taxes other than income tax	(26.7)	2.9%	(22.5)	2.9%	+19.0%
Interconnection charges	(163.0)	17.6%	(144.4)	18.8%	+12.8%
Including for Rostelecom services - rent of channels and traffic termination	(113.6)	12.3%	(100.2)	13.0%	+13.3%
Provision for impairment of receivables	2,2	-0.2%	(11.4)	1.5%	-
Loss on disposal of property, plant and equipment	(1.9)	0.2%	(1.4)	0.2%	+31.9%
Agency fees	(50.3)	5.4%	(25.4)	3.3%	+98.0%
Lease of premises	(23.1)	2.5%	(14.9)	1.9%	+55.6%
Advertising	(16.8)	1.8%	(10.6)	1.4%	+58.8%
Fire insurance and other security services	(14.5)	1.6%	(10.7)	1.4%	+35.8%
Other operating expenses	(94.9)	10.2%	(79.2)	10.3%	+19.9%
Total operating expenses	(926.9)	100.0%	(769.9)	100.0%	+20.4%

Wages, salaries and other personnel expenses totaled US$ 309.9 mln (up 17.2% on 2004). The average number of employees was down 2.9% on 2004 and amounted to 33.7 thousand. The relatively low rates of staff reduction are due to the consolidation of mobile and data transmission subsidiaries as of July 1, 2005.

Depreciation and amortization totaled US$ 138.5 mln (up 21.1% on 2004) due to the putting into operation of new assets. The amount of fixed assets put into operation in 2005 was US$ 373.1 mln.

Materials, repairs, maintenance and utilities totaled US$ 89.4 mln, up 26.5%. The growth of this item is due to higher rates for utility services, increased prices for materials, spare parts, as well as a number of repair works carried out using internal resources.

Administrative and general expenses increased due to higher charges for the rent of premises, and increased amounts used for insurance and advertising.

Capital expenditure: lower Capex planned for the years ahead

In 2005 the company accomplished the significant upgrade and extension program. The company's primary task today is to attain the full-capacity usage of previously commissioned equipment and to strengthen the operating efficiencies. Therefore, the Capex reached its peak in 2003-2005, with a slowdown in investment in the next years.

In 2004-2005, Capex grew 5.5% annually compared to 9.7% in 2003-2004. The overall Capex US$ 297.2 mln, or 26.5% of the revenues (as compared to 29.6% in 2004).

Cash flows from operating activities increased by 42.4%

Net cash flows from operating activities increased by 42.2% and totaled US$ 240.8 mln. However, because net cash flows used in investing activities amounted to US$ 295.1 mln which included Capex and purchase of companies, the free cash flow was negative at US$ (54.3) mln against US$ (107.0) mln in 2004.